HARBOR
FLORIDA
BANCSHARES
INC.

2001 ANNUAL REPORT



HARBOR FEDERAL'S 33 LOCATIONS

The year 2001 brought enhanced services to Harbor Federal with continued expansion in our northern market area. Our Palm Bay West and Rockledge branch offices opened in Brevard County this past year. Cocoa Commons, also in Brevard County, is under construction and is projected to open in early 2002.



Ormond By The Sea
Ormond Beach
Port Orange
VOLUSIA COUNTY
New Smyrna Beach
DeLand
Deltona
Cocoa Commons
(coming in 2002)
Merritt Island (LPO)
Rockledge
Viera/Baytree
Wal★Mart SuperCenter
West Melbourne
Indialantic
Palm Bay
Palm Bay West
BREVARD COUNTY
Sebastian
West Sebastian
INDIAN RIVER COUNTY
Vero Beach (3 offices)
Fort Pierce (4 offices)
OKEECHOBEE COUNTY
ST. LUCIE COUNTY
Port St. Lucie (4 offices)
Jensen Beach
Okeechobee
Stuart (2 offices)
Palm City
MARTIN COUNTY

Harbor*online*
harborfederal.com

For your nearest branch location, call 1-800-226-4375

★ Denotes Harbor Federal's corporate headquarters located in Fort Pierce

MEMBER FDIC

EQUAL HOUSING LENDER

Harbor Florida Bancshares, Inc.

CORPORATE PROFILE

Harbor Florida Bancshares, Inc., the holding company for Harbor Federal Savings Bank, is headquartered on the east coast of Florida, in Fort Pierce. Known as a community-oriented financial institution, Harbor Federal offers deposit products and consumer, mortgage and commercial loans to a population of nearly 1.4 million, in a six-county market area. At present, Harbor Federal operates 31 full-service banking offices, one loan production office and a full-service insurance agency. One new branch location is currently under construction in Brevard County. Harbor Florida Financial Services, Inc., a wholly-owned subsidiary of Harbor Federal, offers fixed rate annuity products for sale through our branch offices. Harbor Federal is one of the largest independent financial institutions based in the state of Florida with over $1.7 billion in assets.

HARBOR
FLORIDA
BANCSHARES
INC.

During the past decade, Harbor Federal has provided 6,500 families with construction loans totaling almost three-quarters of a billion dollars. We have over 600 builders approved to do business with us, and on the central east coast of Florida we are the leading construction lender. Our commercial and residential loan officers are here to show our friends and customers that we are truly **"The Official Bank of Your American Dream."**




39,678

CONTENTS



Michael J. Brown, Sr.,
President, C.E.O.



Edward G. Enns
Chairman
Mayor, City of Fort Pierce



Bruce R. Abernethy, Sr.,
Vice Chairman
Retired, Past Operations Manager, Southern Bell Telephone



Richard N. Bird
President, Bird Realty Group

BOARD OF

To Our Shareholders From The President

Dear Shareholder:

We are pleased to report another year of record earnings. Diluted earnings per share increased 15.9% to $1.02 cents per share on net income of $24.1 million for the year ended September 30, 2001. This compares to September 30, 2000 results of 88 cents per share on net income of $21.7 million. The increase in earnings per share was due primarily to the growth in the loan portfolio and a decrease in the average number of shares outstanding as a result of the stock repurchase plan.

As of September 30, 2001, the Company has a total of 6,786,519 shares held as treasury stock. These shares are in addition to the shares that were purchased to fund the 1998 Stock Incentive Plan. Steady growth in assets supplemented by our stock repurchase program are part of our effort to further leverage our high capital base. The ratio of stockholders' equity to assets at September 30, 2001 was 12.81% compared to 13.86% at year end 2000.

Dividends declared and paid per share increased to 40 cents per share. This compares to 35 cents per share for the year ending September 30, 2000, and represents an increase of 14% over the prior year.

Total assets increased to $1.755 billion at September 30, 2001 from $1.583 billion at September 30, 2000. Total loans increased to $1.402 billion at September 30, 2001 from $1.252 billion at September 30, 2000. Total deposits increased to $1.200 billion at September 30, 2001 from $1.099 billion on September 30, 2000.

Total loans originated for the year were $555.3 million, representing an increase of $122.7 million over the prior year. The highest percentage of these loans were to borrowers for the purpose of building or purchasing an owner occupied residence in our six county market area. We are very pleased with the overall increase in loan originations. Residential loans now comprise 67% of the outstanding loan balances with the remaining 33% representing consumer and commercial loans.

Ratios relating to asset quality remained strong during the year ending September 30, 2001. The ratio of non-performing assets to total assets declined slightly to .20% from .23% at September 30, 2000. The allowance for loan losses as a percentage of non-performing loans was 519% at September 30, 2001, as compared with 460% at September 30, 2000.

The growth in assets and liabilities as well as the management of operating expenses contributed to another year of excellent performance. Return on average assets and return on average equity were 1.44% and 10.89% respectively for the year ending September 30, 2001. Our efficiency ratio of 45.91% for the year ended September 30, 2001 compares favorably to publicly traded thrifts and banks of our asset size.

Harbor Federal Savings Bank introduced its Internet driven banking product, Harboronline, in December of 1999. This free service continues to be well received by our customers, with over 14,000 users enrolled and actively using this product. Harbor Federal's use of Internet technology will play a large role in the future enhancements to our products and services.



Frank H. Fee, III

Attorney, Fee & Kobelgard, P.A.



Richard B. Hellstrom, P.E.

Retired, Past President, Lindahl, Browning, Ferrari & Hellstrom, Inc.



Richard V. Neill, Sr.

Attorney, Neill, Griffin, Jeffries, Fowler, Tierney & Neill, Chartered

Directors Emeritus

Alto Adams, Jr.

Richard K. Davis

DIRECTORS

Our branch network continues to expand. Two new branches opened in Brevard County this past year: one office in Palm Bay and one in Rockledge. Construction is underway for an additional new facility in in Cocoa Beach, which is located in Brevard County; with a projected opening date of late January or February of 2002. The investment in these new facilities provides the opportunity to increase market share in both deposits and loans.

Harbor Insurance Agency continues to expand as well. Harbor Insurance Agency acquired another independent, well known and respected agency, Acker-Hall Insurance Agency, in Indian River County. This new location has allowed Harbor Insurance Agency to offer its services to another geographical segment of our market area. It is our goal to continue to expand our products and services offered to all the markets in which we serve.

In October of 2000, a subsidiary of Harbor Federal Savings Bank, known as Harbor Florida Financial Services, began selling fixed rate annuities. This affords our customers an alternative investment product when traditional banking products do not fit their needs and objectives. This new venture has added to our bottom line in its first year of operation. Our goal is for a licensed fixed rate annuity agent to be located in every branch by the end of the next fiscal year.

The combined effort and support of shareholders, customers, officers and staff have contributed to the excellent results for this past year. I want to personally thank each of you for your investment as shareholders, for the commitment of our employees and for the loyalty our customers have given us. All of these elements combined have made Harbor Federal a success. I encourage your continued support in the future.

Sincerely,

Michael J. Brown

Michael J. Brown
President and Chief Executive Officer


"Harbor Federal's growth and performance over this past year is a reflection of the commitment and loyalty of our customers and employees."


HARBOR
FLORIDA
BANCSHARES
INC.

FINANCIAL HIGHLIGHTS
FISCAL YEAR 2001

ASSET COMPOSITION
(Dollars in Millions)


Investment Securities $47 (3%)
Other Assets $59 (3%)
Cash & Equivalents $93 (5%)
Mortgage Backed Securities $154 (9%)
Loans Net $1,402 (80%)

Total Assets: $1,755

LOAN COMPOSITION
(Dollars in Millions)


Consumer and Other $167 (11%)
Land $51 (4%)
Residential Construction $120 (8%)
Multi-Family Residential $21 (1%)
Non-Residential Real Estate $130 (9%)
One-to-Four Family Residential $1,016 (67%)

Total Loans: $1,505
Total Loans, net: $1,402

EARNINGS PER SHARE
(Diluted – in cents)


$1.00
.80
.60
.40
.20
43¢
57¢
76¢
88¢
$1.02
FY 97
98
99
00
01

NONPERFORMING ASSETS TO TOTAL ASSETS


1.00%
.60%
.45%
.30%
.15%
.43%
.37%
.24%
.23%
.20%
FY 97
98
99
00
01



HARBOR FEDERAL SAVINGS BANK CONTINUES EXPANSION AND SOLID BANKING PERFORMANCE THROUGHOUT THE YEAR 2001

Deposit Products

Total deposits increased by 9.2% in 2001, fueled primarily by the growth in personal and commercial checking accounts. Traditionally, the bank holding a party's personal or business checking account is considered to be the primary bank for all other banking relationships. The successful expansion of our core checking accounts over the past twelve months has provided us opportunities to cross-sell additional banking products and services. It has also been a significant factor in reducing Harbor Federal's overall cost of funds.

Harbor Federal's deposit product line includes a basic, free checking account. This account has been well received in all our communities. Together with free online banking, this package, referred to as WorryFREE Checking, offers a no-cost convenient way to bank with Harbor Federal.

Important to our checking account customers is real-time banking. Unlike most other banks, Harbor Federal does not have a 2:00 PM bank cutoff time. This allows for deposits made anytime during the day to be credited that same day, even in the drive-throughs at 5:30 on Friday night. Extended drive-through and Saturday hours have also been well received by individual and business customers.

Harbor Federal has also reintroduced an old favorite, the Holiday Club Account. This account encourages small and large depositors to put funds aside for specific purposes such as holidays or vacations. The competitive interest rate, automated transfer and a combined statement with their checking account, has proven attractive to numerous customers in just a few short months.


Holiday Club
Accounts Are Back!
Open One Today...And Start Saving!
Harbor Federal

*Introduced as "An Old Friend Returns..." the **Holiday Club Account** has been updated to today's electronic standards. Automated transfers and combined statements make the account easy to implement into a busy lifestyle.*

Harbor Federal continues to match the needs of our customers to the best product line and technology available. Our complete line of deposit products ranges from checking accounts and IRA certificates of deposit to high yielding money market accounts. FDIC insurance and an expanded branch network provides Harbor Federal Savings Bank opportunities to not only maintain, but to increase our customer base.


Worry-FREE
CHECKING
Free CHECKING
Free ONLINE BANKING
...Because you have more important things on your mind.
Harbor Federal

*Our **Worry-FREE Checking** campaign promoted the Mariner's checking account and HarborOnline, our free, anytime, day-or-night Internet access.*



Loan Products

Residential Lending

Harbor Federal continues to be a leader in new loans originated in the communities which we serve. Our residential loan officers have established relationships with professional builders and realtors in our markets and these alliances have contributed to the largest volume of residential loans closed in our history. This proactive approach in our market area is designed to assist customers in making the "American Dream" of home ownership a reality.

The vibrant Florida real estate market has provided many opportunities for mortgage lending. Loans have been originated in all types of communities, from large platted subdivisions to waterfront and golf course communities. Harbor Federal is a recognized lending authority among builders and realtors alike. Professionals rely on Harbor Federal's residential lending experts for counseling with all types of residential lending programs.


BiMor Mortgage Program

Harbor's lending programs include loans for the purchase of a home and construction/permanent financing, as well as FHA and first-time homebuyer programs. Harbor's participation in bond loan programs and down payment assistance programs have provided millions of dollars in loans to low- and moderate-income families. FHA, conventional adjustable and fixed rate loans, jumbos loans and construction loans with various terms are also offered. Our BiMor™ mortgage features payments made bi-weekly to accelerate payoff well before a conventional 30-year loan, saving the borrower thousands of dollars in interest. Harbor Federal has also earned the distinction of being a leader in construction lending. Known for our construction/permanent loans, we offer borrowers a one-time closing, which saves thousands of dollars on a second set of closing costs, as well as locking in the interest rate at the time the original loan documents are signed. This extensive array of mortgage loan programs afford competitive options to existing and prospective customers.


Auto Loans
Boat/Recreational Vehicle Loans
Home Loans
Lot Loans
The Official Bank of Your American Dream.
Let Harbor Federal help you achieve your dreams with a loan specialized to your individual wants and needs.
Harbor Federal
harborfederal.com
Harbor online

The Official Bank of Your American Dream *campaign plays to Harbor Federal's strong suit: mortgage and construction lending. Coupled with our knowledgeable, experienced loan officers, our competitive rates have made us a leading lender in our market areas.*

Harbor Federal's experienced, qualified lenders have also earned the distinction of being professional, caring residential loan experts. Each lender strives to meet the individual needs and wants of every borrower. Our extensive product line, coupled with our talented residential loan officers, grant Harbor Federal a unique, competitive advantage in the communities we serve.





Commercial Lending and Commercial Real Estate Lending


COMMERCIAL
LENDING
Professional Business Services
For Commercial Customers



Harbor Federal offers a full complement of commercial business and real estate loan products including lines of credit, term loans, equipment loans, residential builder lines and letters of credit. The opportunity to establish close working relationships and to assist the financial needs of companies is a focal component of our business plan. As of September 30, 2001, commercial real estate loans increased by 6% to $169.4 million and commercial business loans increased by 12% to $31.9 million.

Harbor Federal's commercial loan department played a major role in financing single-family lot and multi-family developments during this past fiscal year. Harbor has also been active in providing commercial real estate construction and permanent mortgages, thereby assisting in the development and expansion of local companies.

As every business is different, so is its banking needs and business goals. As a business continues to expand, short- and medium-term financing becomes increasingly important. Harbor Federal tailors the loan relationship to meet the unique needs of each and every business customer.

It is a privilege to participate in business growth and provide innovative solutions to match corporate and individual banking needs. Our experienced staff of relationship-oriented commercial loan officers will continue to provide sound, flexible and efficient products for our new and existing commercial customers.

Online Banking

Harboronline has successfully provided our customers with the convenience of banking anytime and anywhere. In fact, it gives new meaning to the old saying "bankers' hours." Customers can check their balances, reconcile their checkbooks, and make loan payments, deposits and transfers wherever they have Internet access. Through Harboronline, customers can also download account information to various money management programs providing an added convenience to many individuals. Thousands of customers access their accounts, making well over 100,000 inquiries every month.


FREE ONLINE
It's Quick, Easy and Fun
Harbor Federal
Surf Your Accounts Online!
FREE
Sign Up Today at harborfederal.com and Start Surfing...

Harbor online
harborfederal.com





Online BillPay service is available at a minimal cost for all customers desiring that all-encompassing banking experience. Secured banking transactions provide the security and peace of mind required by our technology-oriented customers. The online banking system is supported by a highly trained staff that provides our customers timely information and friendly service.

The harborfederal.com home page is a focal point for online visitors to learn more about Harbor Federal and the communities we serve. This is the first year that the annual report is available to all viewers online. The site provides information on the various branch locations, career opportunities at Harbor Federal and current deposit rates. Additional services accessible online include shareholder and Harbor Insurance information along with links to other banking-related sites. These enhancements to Harboronline have allowed Harbor Federal to once again deliver exceptional service to all its customers.

Harbor Insurance Agency

HARBOR INSURANCE AGENCY

The 2000-2001 fiscal year marked Harbor Insurance Agency's first full year of operations. This new venture has proven to be successful for the customer, the agency and the bank as a broader range of products and services are available to both bank customers and insurance agency customers.

Growth in revenues can be attributed in part to increased referrals from bank employees and officers. The agency and Harbor Federal work closely together to assist each customer in meeting his or her financial and insurance goals.


Business Property
Workers' Compensation
Flood Insurance
Just give us a call at:
(561) 461-6040
Serving Your Personal and Business Insurance Needs Since 1901
harboria.com

Harbor Insurance Agency further expanded in February 2001 through the acquisition of a well-respected, independent insurance agency in Indian River County. This has enabled Harbor Insurance Agency to service more customers within our market area.

Harbor Insurance Agency is a full-service, independent insurance agency offering a complete line of insurance products and services including:

- Homeowner's
- Automobile
- Flood
- Life
- Recreational Vehicles
- Business Property
- Business Liability
- Worker's Compensation

Harbor Insurance Agency represents a number of highly rated and well-respected insurance companies such as: CNA, Hanover, Old Dominion, Zurich, Progressive and Hartford.

Harbor Insurance works hard to provide the best possible insurance protection at the best possible rates to customers within our markets. One of our long-range goals is continued expansion so that we may serve all the geographic markets of Harbor Federal Savings Bank.



Harbor Florida Financial Services, Inc. (HFFS)

HARBOR FLORIDA FINANCIAL SERVICES

Harbor Federal Savings Bank introduced a new subsidiary, Harbor Florida Financial Services, Inc. (HFFS) in October 2000. We are pleased to announce that our inaugural year exceeded expectations.

It has always been Harbor's goal to provide innovative, comprehensive and competitive financial product offerings to meet the changing needs of our customers. Harbor Florida Financial Services partnered with PFIC. Corporation, a third party provider, to offer fixed rate annuities as an alternative and to compliment our traditional banking product line. HFFS representatives conduct financial profiles to better understand the investor's objectives. Then a suitable recommendation is made to help the customer achieve their investment objectives.

Presently, we represent two insurance companies through PFIC.: American General and Lincoln Financial Group. Both provide safe, high-yielding investment vehicles. These alternative investment products have been well-received by our customers. The introduction of fixed rate annuities through two major insurance companies has significantly contributed to the noninterest income of the bank.

Insurance Providers

American General Annuity Insurance Company is one of America's 50 largest insurance companies. As a leading provider of tax-deferred annuities, American General has helped hundreds of thousands of individuals accomplish their financial goals and achieve security for more than 50 years.

Lincoln Financial Group was founded in 1905 and is now the eighth largest life insurer in the United States. Lincoln is an 83 billion-dollar company and currently holds two million annuity policies.

HFFS: Past Performance and Future Goals

Currently, we have licensed agents in about 50% of our retail branch locations. Internal marketing and referral efforts have contributed to our success in identifying and assisting new and potential clients. Statement stuffers and in-branch marketing are used to create awareness and interest in the program.

Our goal for the coming year includes having a minimum of one licensed agent in every branch location. New products and companies will continue to be evaluated to ensure that we are providing the best possible products to our customers. Helping customers choose the proper investment, providing suitable quality products and continually training our agents will allow us to meet the very aggressive sales goals set for the coming year.


Luck Has
Nothing
To Do
With It.
HARBOR FLORIDA
FINANCIAL SERVICES



Corporate Officers

Administration

Michael J. Brown, Sr., President, C.E.O.

Credit Administration/ Commercial Lending

David C. Hankle, Senior Vice President
Tammy Allan, Vice President
René Arteaga, Vice President
Frank J. Ditmyer, Vice President
Charles Giel, Vice President
Carol M. Hughes, Vice President
Donald M. Hughes, Vice President
Barbara K. Middleton, Vice President
Gerald D. Overton, Vice President
Kenneth A. Penny, Vice President
Paul L. Rovegna, Vice President
Eric Schmidt, Vice President
Elizabeth A. Walker, Vice President
Stephen Wursta, Vice President

Finance

Don W. Bebber, Senior Vice President, Secretary
Gary R. Barnett, General Auditor, Vice President
Todd A. Bevan, Treasurer, Vice President
H. Michael Callahan, Controller, Vice President

Deposits/Human Resources/ Marketing

J. Hal Roberts, Senior Vice President
Ann C. Kellum, Vice President
Robin M. Moorman, Vice President
Aileen M. Pruitt, Vice President

Operations/Systems

Albert L. Fort, Senior Vice President
Gina Gruszauskas, Vice President
Annetta B. Smith, Vice President
Theresa J. Traynor, Vice President
Amy M. Williams, Vice President

Retail Banking

Michael J. Brown, Jr., Senior Vice President,
Regional Presidents
- **Susan J. Gifford**, Martin County
- **William R. Kirkman**, Volusia County
- **Paul LaFleur**, Brevard County
- **Virginia "Ginny" McAlarnen**, Fort Pierce/Okeechobee Region
- **Sonia Payne**, Port St. Lucie Region
- **Carolyn L. Peeler**, Indian River County

Wendy L. Bird, Vice President
Karen E. Bowers, Vice President
William J. Casey, Vice President
Sharon L. Dondiego, Vice President
Gina W. Reid, Vice President
Leslie Wright, Vice President

Advisory Board Members

St. Lucie County

Michael L. Adams
H. Allen Baldree
Gary J. Cantrell
Gloria J. Johnson
Linda A. Luyendyk
Harold C. McCarthy
Michael D. Minton
Joel F. Wynne

Indian River County

Eugene L. Billero
José L. Conrado
Charles E. Cunningham, Jr.
Dr. A. Ronald Hudson
Harry C. Offutt, III
Debb Robinson
Mark K. Schumann
René G. VanDeVoorde

Brevard County

Richard A. Bailey
Robert K. Berger
Patrick F. Healy
Teri Eno-Maxner
Dr. Vineet Mehta
William A. Solomon
Stephen H. Spragins

Selected Consolidated Financial Condition Data

	September 30,				
	2001	2000	1999	1998	1997
	(In thousands)				
Total assets	**$1,755,108**	$1,582,695	$1,462,550	$1,350,583	$1,131,024
Loans (net) (1)	**1,401,873**	1,251,669	1,070,335	944,700	834,270
Federal funds sold	—	—	—	20,000	250
Investment securities (2)	**46,614**	85,967	87,076	101,505	52,553
Mortgage-backed securities	**153,714**	165,059	196,971	201,049	176,854
Real estate owned	**917**	871	911	2,534	2,314
Deposits	**1,200,092**	1,098,537	977,595	918,126	911,576
Short-term borrowings	**10,043**	18,000	—	—	30,100
Long-term debt	**285,544**	220,091	225,000	145,000	70,375
Stockholders' equity	**224,835**	219,384	235,922	263,719	96,802

(1) Excludes loans held for sale of $5,373,000, $2,548,000, $1,747,000, $714,000, and $141,000, as of September 30, 2001, 2000, 1999, 1998, and 1997, respectively.

(2) Includes investments available for sale of $46.4 million, $85.8 million, $76.1 million, $71.5 million, and $47.6 million, in 2001, 2000, 1999, 1998, and 1997, respectively.

Selected Consolidated Operating Data

	Years Ended September 30,				
	2001	2000	1999	1998	1997
	(In thousands except per share data)				
Interest income	**$ 126,050**	$112,322	$ 103,884	$ 95,158	$ 84,814
Interest expense	**65,234**	55,215	48,840	46,658	45,159
Net interest income	**60,816**	57,107	55,044	48,500	39,655
Provision for loan losses	**798**	847	816	297	782
Net interest income after provision for loan losses	**60,018**	56,260	54,228	48,203	38,873
Other income:					
Other fees and service charges	**8,450**	6,812	5,505	4,074	3,319
Other	**3,880**	1,039	671	1,864	905
Total other income	**12,330**	7,851	6,176	5,938	4,224
Other expenses:					
Compensation and benefits	**18,652**	16,503	15,413	14,282	11,931
Occupancy	**4,858**	4,185	3,422	3,365	3,046
SAIF deposit insurance premium	**216**	299	552	572	785
Other	**8,888**	7,657	6,644	6,313	5,397
Total other expenses	**32,614**	28,644	26,031	24,532	21,159
Income before income taxes	**39,734**	35,467	34,373	29,609	21,938
Income tax expense	**15,626**	13,719	13,154	12,243	8,611
Net income	**$ 24,108**	$ 21,748	$ 21,219	$ 17,366	$ 13,327
Net income per share:					
Basic	**$ 1.04**	$ .89	$ .77	$ .58	$ .44
Diluted	**$ 1.02**	$ .88	$ .76	$ .57	$ .43

Selected Financial Ratios

	At or for the years ended September 30,				
	2001	2000	1999	1998	1997
Performance Ratios:					
Return on average assets	**1.44%**	1.44%	1.49%	1.40%	1.22%
Return on average stockholders' equity	**10.89**	9.82	8.54	9.34	14.72
Net interest rate spread	**3.21**	3.34	3.30	3.40	3.36
Net yield on average interest-earning assets	**3.75**	3.91	3.99	4.04	3.72
Noninterest expense to average assets	**1.95**	1.90	1.83	1.98	1.93
Average interest-earnings assets to average interest-bearing liabilities	**113.57**	115.34	119.76	116.54	108.33
Efficiency Ratio	**45.91**	44.49	42.84	46.96	48.83
Asset Quality Ratios:					
Nonperforming assets to total assets	**.20**	.23	.24	.37	.43
Allowance for loan losses to total loans	**.96**	1.02	1.12	1.25	1.40
Allowance for loan losses to nonperforming loans	**519.01**	460.19	470.31	483.13	453.11
Capital Ratios:					
Average stockholders' equity to average assets	**13.20**	14.65	17.45	15.01	8.26
Stockholders' equity to assets at period end	**12.81**	13.86	16.13	19.53	8.56

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements." Harbor Florida Bancshares, Inc. (the "Company") desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in Management's Discussion and Analysis and elsewhere, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results include but are not limited to i) change in general market interest rates, ii) general economic conditions, iii) legislative/regulatory changes, iv) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve, v) changes in the quality or composition of the Company's loan and investment portfolios, vi) demand for loan products, vii) deposit flows, viii) competition, and ix) demand for financial services in the Company's markets. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.

General

The Company owns 100% of the common stock of Harbor Federal Savings Bank ("the Bank"), a federal savings bank whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Bank provides a wide range of banking and related services and is engaged in the business of attracting deposits primarily from the communities it serves and using these and other funds to originate primarily one-to-four family first mortgage loans.

The Company's results of operations are dependent on net interest income. Net interest income is a function of the balances of loans and investments outstanding in any one period, the yields earned on such loans and investments, and the interest paid on deposits and borrowed funds that were outstanding in that same period. The Company's noninterest income consists primarily of fees and service charges, insurance commissions, gains on sale of mortgage loans, gains on sale of securities, gains on sale of premises and equipment and, depending on the period, real estate operations which have either provided income or loss. The results of operations are also significantly impacted by the amount of provisions for loan losses which, in turn, is dependent upon, among other things, the size and makeup of the loan portfolio, loan quality, and trends. The noninterest expenses consist primarily of employee compensation and benefits, occupancy expense and data processing services. Its results of operations are affected by general economic and competitive conditions, including changes in prevailing interest rates and the policies of regulatory agencies.

Disclosure on Quantitative and Qualitative Market Risk and Asset and Liability Management

The Company attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value under a broad range of interest rate environments. This is accomplished by matching maturity and repricing periods on loans and investments to maturity and repricing periods on deposits and borrowings.

The matching of assets and liabilities may be analyzed by determining the extent to which such assets and liabilities are interest rate sensitive. An asset or liability is considered to be interest rate sensitive within a specific time period if it matures or reprices within that time period. Interest rate sensitivity analysis, also known as "gap" analysis, attempts to measure the difference between the amount of interest-earning assets expected to mature or reprice within a specific time period compared to the amount of interest-bearing liabilities expected to mature or reprice within that time period. An interest rate sensitive "gap" is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities maturing or repricing within a specified time period. A "gap" is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or reprice within a specified time period. Interest rate sensitivity analysis is based on numerous assumptions, such as estimates for paying loans off prior to maturity. Estimates are revised annually to reflect the anticipated interest rate environment.

Generally, an institution with a positive interest rate sensitivity "gap" can expect net interest income to increase during periods of rising interest rates and decline during periods of falling interest rates. Likewise, an institution with a negative "gap" can expect an increase in net interest income during periods of falling interest rates and a decrease in net interest income during periods of rising interest rates. At September 30, 2001, the Company's cumulative one-year interest rate sensitivity "gap" was negative 7.04%

The Board of Directors has established an Asset/Liability Committee, which consists of the Company's president and other senior officers. The Committee meets on a monthly basis to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

The Company currently utilizes the following strategies to reduce interest rate risk: (a) the Company seeks to originate and hold in portfolio adjustable rate loans which have annual interest rate adjustments; (b) the Company sells a portion of newly originated fixed rate residential mortgage loans; (c) the Company seeks to lengthen the maturities of deposits when deemed cost effective through the pricing and promotion of certificates of deposits; (d) the Company seeks to attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise; and (e) the Company has utilized long term Federal Home Loan Bank ("FHLB") advances to fund the origination of fixed rate loans. The Company also maintains a high level of liquid assets consisting of shorter-term investments, which are expected to increase in yield as interest rates rise.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates as of September 30, 2001. For borrowings, the table presents principal cash flows by expected maturity dates.

	Within three months	Four to twelve months	More than one year to three years	More than three years to five years	Over five years	Total
			(Dollars in thousands)			
Interest-earning assets (1):						
Mortgage loans (2)						
Fixed rate	$ 54,943	$ 164,829	$ 295,886	$ 172,699	$ 229,118	$ 917,475
Adjustable rate	51,138	110,231	98,350	65,332	11,583	336,634
Other loans (2):						
Fixed rate	17,551	52,654	35,322	4,998	827	111,352
Adjustable rate	47,570	5,468	352	220	1,592	55,202
Mortgage-backed securities:						
Fixed rate (3)	10,488	29,941	54,533	29,726	22,537	147,225
Adjustable rate	708	5,781	—	—	—	6,489
Investment securities and other assets	66,685	10,175	31,274	—	200	108,334
Total	$ 249,083	$ 379,079	$ 515,717	$ 272,975	$ 265,857	$1,682,711
Interest-bearing liabilities:						
Deposits (4):						
NOW accounts	$ 8,034	$ 24,103	$ 30,851	$ 11,106	$ 6,248	$ 80,342
Passbook accounts	14,477	43,432	32,429	5,189	989	96,516
Money market accounts	25,691	77,072	24,663	987	41	128,454
Certificates of deposit	182,856	366,074	196,210	10,832	755	756,727
Borrowings (5)	—	10,043	47,000	18,000	220,544	295,587
Total	$ 231,058	$ 520,724	$ 331,153	$ 46,114	$ 228,577	$1,357,626
Excess (deficiency) of interest earning assets over interest-bearing liabilities	$ 18,025	$(141,645)	$ 184,564	$ 226,861	$ 37,280	$ 325,085
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 18,025	$(123,620)	$ 60,944	$ 287,805	$ 325,085	
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percent of total assets	1.03%	(7.04)%	3.47%	16.40%	18.52%	

(1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to reflect estimated prepayments. Estimated prepayment statistics were obtained from averaged projections from various primary securities dealers. For fixed rate mortgages and mortgage-backed securities, annual prepayment rates from 18 to 45%, based on the coupon rate, were used.

(2) Balances have been reduced for loans in process and deferred loan fees and discounts that aggregated to $89.6 million at September 30, 2001. Nonperforming loans aggregating $2.6 million were included in the within three month repricing period.

(3) Fixed rate mortgage-backed securities include amortizing securities that balloon 5 years and 7 years from original issue date. Balloon securities amounted to $30.5 million at September 30, 2001.

(4) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposit accounts in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 40%, 60% and 80%, respectively, of the declining balance of such accounts during the period shown. Management believes the rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of the Company's NOW accounts, passbook savings accounts, and money market deposit accounts had been assumed to be subject to repricing within one year, the cumulative one-year deficiency of interest-earning assets to interest-bearing liabilities would have been $235.1 million, or negative 13.40% of total assets.

(5) Of the $295.6 million of borrowings, $220 million are callable on specified dates during the years 2003, 2005 and 2006 by the Federal Home Loan Bank (FHLB). Based on the interest rate environment that existed at September 30, 2001, and assuming this interest rate environment remains constant through 2006, management believes that it is unlikely the borrowings would be called by the FHLB. Management has therefore assumed that these borrowings will continue to their stated maturity. These borrowings are included in the over five years repricing category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities" ("Statement 133").

Interest Rate Risk

The Company uses a computer model to quantify its interest rate risk. The computer model measures the sensitivity of asset and liability fair values to hypothetical changes in interest rates. Interest rate sensitive instruments used in the computer model include: loans, mortgage-backed securities, investment securities, federal funds sold, interest-bearing deposits in other banks, FHLB stock, deposits, advances from the FHLB, and off-balance sheet loan servicing rights and commitments. The model calculates net present values for assets, liabilities and off-balance sheet contracts using a discounted cash flow methodology. These amounts are netted together to determine net portfolio value. Management estimates discount rates by using current market yields on similar financial instruments. Discount rates are adjusted upward and downward by 100 basis points and 200 basis points to reflect a hypothetical parallel shift in interest rates. In addition, management estimates loan prepayment rates, deposit decay rates, and values of certain assets that could correspond with such hypothetical parallel shifts in interest rates.

Presented below is an analysis of the Company's interest rate risk at September 30, 2001 as calculated utilizing the Company's computer model. The table presents net portfolio value, dollar and percent changes in net portfolio value, for instantaneous and parallel shifts in the yield curve in 100 basis point increments up and down.

The following analysis is based on numerous assumptions that management believes to be reasonable. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and market values of certain assets under various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated increments, there can be no assurance that the Company's assets and liabilities would perform as indicated in the table below. Since there is no quoted market for most of the Company's financial instruments, management has no basis to determine that values presented would be indicative of the amounts realized in an actual negotiated sale. Furthermore, management has not considered the tax effect or transaction costs that may be associated with disposal of the Company's assets and liabilities. A change in U.S. Treasury rates in the indicated amounts, accompanied by a change in the slope or shape of the yield curve, could result in significantly different net portfolio values than shown below.

Change in rates	Net portfolio value amount	Dollar change	Percent
	(Dollars in thousands)		
+200 B.P.	$ 201,244	$ (62,117)	(23.6)%
+100 B.P.	$ 238,008	$ (25,352)	(9.6)%
0 B.P.	$ 263,361	$ 0	0 %
-100 B.P.	$ 264,867	$ 1,506	0.6 %
-200 B.P.	$ 257,690	$ (5,671)	(2.2)%

Equity Pricing Risk

The Company maintains a portfolio of available for sale equity securities, which subjects the Company to equity pricing risks. The change in fair values of equity securities represents instantaneous changes in all prices for available for sale equity securities. Equity pricing risk is managed through company diversification and individual position limits established in the investment policy. At September 30, 2001 the company did not maintain an equity trading portfolio. The following are changes in the fair value of the Company's available for sale securities at September 30, 2001 based on percentage changes in fair value.

Percent change in fair value	Fair value of available-for-sale securities
(Dollars in thousands)	
20%	$5,958
10%	$5,462
0%	$4,965
(10)%	$4,469
(20)%	$3,972

Actual future price appreciation or depreciation may be different from the changes identified in the table above.

Analysis of Net Interest Income

The Company's earnings historically depended primarily upon its net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by (i) the difference between rates of interest earned on the Company's interest-earning assets and rates paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities.

The following tables present an analysis of certain aspects of the Company's operations during the periods indicated. The first table presents the average balances of, and the interest and dividends earned or paid on, each major class of interest-earning assets and interest-bearing liabilities. No tax equivalent adjustments were made. Average balances represent daily average balances. The yields and costs include fees that are considered adjustments to yields.

	Years ended September 30,								
	2001			2000			1999		
	Average balance	**Interest & dividends**	**Yield/ rate**	Average balance	Interest & dividends	Yield/ rate	Average balance	Interest & dividends	Yield/ rate
	(Dollars in thousands)								
Assets:									
Interest-earning assets (1):									
Federal funds sold	**$ —**	**$ —**	**—%**	$ —	$ —	—%	$ 5,699	$ 299	5.25%
Interest-bearing deposits	**49,878**	**2,221**	**4.45**	15,416	844	5.47	45,317	2,198	4.85
Investment securities	**78,236**	**4,611**	**5.89**	97,490	5,849	6.00	102,585	6,107	5.95
Mortgage-backed securities	**149,708**	**9,517**	**6.36**	180,460	11,537	6.39	207,544	13,173	6.35
Mortgage loans	**1,188,592**	**95,353**	**8.02**	1,035,615	81,928	7.91	902,964	71,600	7.93
Other loans	**154,410**	**14,348**	**9.29**	130,580	12,164	9.32	114,359	10,507	9.19
Total interest-earning assets	**1,620,824**	**126,050**	**7.78**	1,459,561	112,322	7.70	1,378,468	103,884	7.54
Total noninterest-earning assets	**56,737**			52,207			45,038		
Total assets	**1,677,561**			1,511,768			1,423,506		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities									
Deposits:									
Transaction accounts	**$ 299,987**	**$ 4,577**	**1.53%**	$ 221,001	$ 2,466	1.12%	$ 180,662	$ 1,781	0.99%
Passbook savings	**92,921**	**1,264**	**1.36**	106,465	2,002	1.88	103,272	1,993	1.93
Official checks	**10,249**	**—**	**.00**	9,161	—	.00	8,693	—	.00
Certificate savings	**757,611**	**44,563**	**5.88**	695,866	37,546	5.40	660,584	33,945	5.14
Total deposits	**1,160,768**	**50,404**	**4.34**	1,032,493	42,014	4.07	953,211	37,719	3.96
FHLB advances	**266,340**	**14,817**	**5.56**	232,917	13,195	5.67	197,767	11,117	5.62
Other borrowings	**69**	**13**	**18.84**	16	6	35.15	—	4	.00
Total interest-bearing liabilities	**1,427,177**	**65,234**	**4.57**	1,265,426	55,215	4.36	1,150,978	48,840	4.24
Noninterest-bearing liabilities	**29,022**			24,922			24,058		
Total liabilities	**1,456,199**			1,290,348			1,175,036		
Stockholders' equity	**221,362**			221,420			248,470		
Total liabilities and stockholders' equity	**1,677,561**			1,511,768			1,423,506		
Net interest income/ (2) interest rate spread		**$ 60,816**	**3.21%**		$ 57,107	3.34%		$ 55,044	3.30%
Net interest-earning assets/ net interest margin (3)	**$ 193,647**		**3.75%**	$ 194,135		3.91%	$ 227,490		3.99%
Interest-earning assets to interest-bearing liabilities			**113.57%**			115.34%			119.76%

(1) Average balances and rates include nonaccruing loans.

(2) Interest rate spread represents the difference between weighted average interest rates earned on interest-earning assets and the weighted average interest rates paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the Company's interest-earning assets and interest-bearing liabilities influences the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on effects attributable to: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. Changes attributable to the combined impact of volume and rates have been allocated proportionately to changes due to volume and changes due to rate.

	Years Ended September 30, Increase (Decrease)								
	2001 vs. 2000			2000 vs. 1999			1999 vs. 1998		
	Volume	**Rate**	**Net**	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)								
Interest income:									
Interest-bearing deposits	**$1,532**	**$ (155)**	**$ 1,377**	$(1,935)	$ 282	$(1,653)	$ 118	$ (302)	$ (184)
Investment securities	**(1,007)**	**(231)**	**(1,238)**	(288)	30	(258)	1,163	(1)	1,162
Mortgage-backed securities	**(1,955)**	**(65)**	**(2,020)**	(1,731)	95	(1,636)	2,181	(309)	1,872
Mortgage loans	**12,187**	**1,238**	**13,425**	10,499	(171)	10,328	8,954	(3,683)	5,271
Nonmortgage loans:									
Commercial loans	**584**	**(137)**	**447**	446	81	527	520	(74)	446
Consumer loans	**1,629**	**108**	**1,737**	1,075	55	1,130	320	(161)	159
Total interest income	**12,970**	**758**	**13,728**	8,066	372	8,438	13,256	(4,530)	8,726
Interest expense:									
Deposits:									
Transaction accounts	**$1,181**	**$ 930**	**$ 2,111**	$ 437	$ 248	$ 685	$ 213	$ (326)	$ (113)
Passbook savings	**(421)**	**(317)**	**(738)**	123	(114)	9	299	20	319
Certificate savings	**3,632**	**3,385**	**7,017**	1,904	1,697	3,601	(516)	(2,190)	(2,706)
Total deposits	**4,392**	**3,998**	**8,390**	2,464	1,831	4,295	(4)	(2,496)	(2,500)
FHLB advances	**1,786**	**(164)**	**1,622**	1,911	167	2,078	4,736	(38)	4,698
Other borrowings	**7**	**—**	**7**	2	—	2	(16)	—	(16)
Total interest expense	**6,185**	**3,834**	**10,019**	4,377	1,998	6,375	4,716	(2,534)	2,182
Net interest income	**$6,785**	**$(3,076)**	**$ 3,709**	$ 3,689	$ (1,626)	$ 2,063	$ 8,540	$(1,996)	$ 6,544

Results of Operations

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

General

Diluted earnings per share for the year ended September 30, 2001, increased 15.9% to $1.02 per share on net income of $24.1 million, compared to 88 cents per share on net income of $21.7 million for the same period last year. This increase was due primarily to the growth in the loan portfolio and a decrease in the average number of shares outstanding as a result of the stock repurchase plan. Net interest income increased 6.5% to $60.8 million for the year ended September 30, 2001, compared to $57.1 million for the year ended September 30, 2000. This increase was due to an increase in interest income of $13.7 million partially offset by an increase in interest expense of $10.0 million. Other income increased to $12.3 million for the year ended September 30, 2001 from $7.9 million for the year ended September 30, 2000. Other expenses increased to $32.6 million for the year ended September 30, 2001 from $28.7 million for the year ended September 30, 2000.

Interest Income

Total interest income increased to $126.1 million for the year ended September 30, 2001 from $112.3 million for the year ended September 30, 2000 as a result of an increase in average interest-earning assets to $1.6 billion for the year ended September 30, 2001 from $1.5 billion for the year ended September 30, 2000. The average rate earned on interest-earning assets increased to 7.78% for the year ended September 30, 2001 from 7.70% for the year ended September 30, 2000, an increase of 8 basis points. Interest income on loans increased $15.6 million to $109.7 million for the year ended September 30, 2001 from $94.1 million for the year ended September 30, 2000. This increase was a result of a $176.8 million increase in the average balance to $1.3 billion in 2001 from $1.2 billion in 2000. The average yield on loans increased to 8.17% for the year ended September 30, 2001 from 8.07% for the year ended September 30, 2000. The increase in the average balance of total loans was mainly due to significant growth in the residential and commercial loan portfolios resulting from increased levels of loan originations. Interest income on investment securities decreased $1.2 million to $4.6 million for the year ended September 30, 2001 from $5.8 million for the year ended September 30, 2000. This decrease was primarily the result of a $19.3 million decrease in the average balance to $78.2 million in 2001 from $97.5 million in 2000. The decrease in the average balance of investment securities was primarily due to the maturity and call of FHLB and FNMA Notes. Interest income on mortgage-backed securities decreased $2.0 million to $9.5 million for the year ended September 30, 2001 from $11.5 million for the year ended September 30, 2000. This decrease was primarily the result of a $30.8 million decrease in the average balance to $149.7 million in 2001 from $180.5 million in 2000. The decrease in the average balance of mortgage-backed securities was primarily due to repayments. Other interest income, mainly consisting of interest on interest-bearing deposits in other banks, increased $1.4 million to $2.2 million for the year ended September 30, 2001 from $844,000 for the year ended September 30, 2000. This increase was primarily the result of a $34.5 million increase in the average balance of funds on deposit at the FHLB to $49.9 million in 2001 from $15.4 million in 2000. The increase in the average balance of interest-bearing deposits was primarily due to an increase in overnight funds on deposit at the FHLB.

Interest Expense

Total interest expense increased to $65.2 million for the year ended September 30, 2001 from $55.2 million for the year ended September 30, 2000. This increase was due primarily to an increase in average interest-bearing liabilities to $1.4 billion for the year ended September 30, 2001 from $1.3 billion for the year ended September 30, 2000. The average interest rate paid on interest-bearing liabilities was 4.57% for the year ended September 30, 2001 compared to 4.36% for the year ended September 30, 2000, an increase of 21 basis points. Interest expense on deposits increased $8.4 million to $50.4 million for the year ended September 30, 2001 from $42.0 million for the year ended September 30, 2000. This increase was a result of a $128.3 million increase in the average balance to $1.2 billion in 2001 from $1 billion in 2000 and an increase of 27 basis points in the average interest rate paid to 4.34% for the year ended September 30, 2001 from 4.07% for the year ended September 30, 2000. The average deposit mix changed to 34.7% and 65.3% of core deposits and certificates, respectively, for the year ended September 30, 2001 from 32.6% and 67.4%, respectively, for the same period in 2000. Interest expense on FHLB advances and other borrowings increased $1.6 million to $14.8 million for the year ended September 30, 2001 from $13.2 million for the year ended September 30, 2000. This increase was the result of an increase of $33.4 million in the average balance to $266.3 million in 2001 from $232.9 million in 2000 primarily due to proceeds from new long-term fixed rate advances taken in order to fund the origination of fixed rate loans and the purchase of mortgage-backed securities.

Provision for Loan Losses

The provision for loan losses was $798,000 for the year ended September 30, 2001, compared to $847,000 for the year ended September 30, 2000. The provision for loan losses for the year ended September 30, 2001 was principally comprised of a charge of approximately $424,000 related to an increase in the level of classified loans, a charge of approximately $264,000 due to overall loan portfolio growth and a charge of approximately $110,000 for net chargeoffs. The provision for loan losses for the year ended September 30, 2000 was principally comprised of a credit of approximately $99,000 related to a decrease in the level of classified loans, a charge of approximately $876,000 due to overall loan portfolio growth and a charge of approximately $70,000 for net chargeoffs. The allowance for loan losses was at $13.4 million and $12.7 million for September 30, 2001 and 2000, respectively. The allowance was .96% and 1.02% of total loans at September 30, 2001 and 2000, respectively and was 251.9% and 277.9% of classified loans at September 30, 2001 and 2000, respectively. While the Company's management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

Other Income

Other income increased by $4.5 million to $12.3 million for the year ended September 30, 2001 from $7.9 million for the year ended September 30, 2000. This increase is due primarily to an increase of $1.6 million in other fees and service charges, an increase of $1.3 million in insurance commissions and fees, an increase of $786,000 in gains on the sale of securities and an increase of $504,000 in gains on the sale of premises and equipment. Other fees and service charges, primarily from fees and service charges on deposit products, were $8.4 million and $6.8 million for the years ended September 30, 2001 and 2000, respectively. This increase was due primarily to the growth in transaction accounts. Insurance commissions and fees were $1.7 million and $418,000 for the years ended September 30, 2001 and 2000, respectively. This increase was due primarily to the acquisition of one insurance agency in 2001 and two insurance agencies in 2000. Gain on the sale of securities, primarily from the sale of equity securities, was $889,000 and $103,000 for the years ended September 30, 2001 and 2000, respectively. Gains on the sale of premises and equipment, primarily from the sale of office buildings and land, were $671,000 and $167,000 for the years ended September 30, 2001 and 2000, respectively.

Other Expense
Other expense increased by $4.0 million to $32.6 million for the year ended September 30, 2001 from $28.6 million for the year ended September 30, 2000. The increase was due primarily to an increase of $2.1 million in compensation and benefits, an increase of $673,000 in occupancy expense and an increase of $823,000 in other expenses. The increase in compensation and benefits is due primarily to annual salary increases, additional staff required to support the growth in loans and deposits and the acquisition of three insurance agencies. The increase in occupancy expense is due primarily to an increase in data processing equipment expense and the acquisition of three insurance agencies. The increase in other expense is due primarily to increases resulting from the growth in loans and deposits and the operation of the insurance agencies.

Income Taxes
Income tax expense increased by $1.9 million to $15.6 million for the year ended September 30, 2001 from $13.7 million for the year ended September 30, 2000, due primarily to an increase in pretax accounting income. The effective tax rates were 39.3% and 38.7% for the years ended September 30, 2001 and 2000, respectively.

Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

General
Diluted earnings per share for the year ended September 30, 2000, increased 15.8% to 88 cents per share on net income of $21.7 million, compared to 76 cents per share on net income of $21.2 million for the same period last year. This increase was due primarily to the growth in the loan portfolio, increased non-interest income due to the growth in transaction accounts partially offset by increased operating expenses and a decrease in the average number of shares outstanding as a result of the stock repurchase plan. Net interest income increased 3.7% to $57.1 million for the year ended September 30, 2000, compared to $55.0 million for the year ended September 30, 1999. This increase was due to an increase in interest income of $8.4 million offset by an increase in interest expense of $6.3 million. Other income increased to $7.8 million for the year ended September 30, 2000 from $6.2 million for the year ended September 30, 1999. Other expenses increased to $28.6 million for the year ended September 30, 2000 from $26.0 million for the year ended September 30, 1999.

Interest Income
Total interest income increased to $112.3 million for the year ended September 30, 2000 from $103.9 million for the year ended September 30, 1999 as a result of an increase in average interest-earning assets to $1.5 billion for the year ended September 30, 2000 from $1.4 billion for the year ended September 30, 1999. The average rate earned on interest-earning assets increased to 7.70% for the year ended September 30, 2000, from 7.54% for the year ended September 30, 1999, a increase of 16 basis points. This increase was due primarily to the change in the mix of interest-earning assets resulting from the increase in higher yielding loans and the decrease in lower yielding securities and interest-bearing deposits in other banks. Interest income on loans increased $12.0 million to $94.1 million for the year ended September 30, 2000 from $82.1 million for the year ended September 30, 1999. This increase was a result of a $148.9 million increase in the average balance to $1.2 billion in 2000 from $1 billion in 1999. The average yield on loans remained constant at 8.07% in 2000 and 1999. The increase in the average balance of total loans was mainly due to significant growth in the residential and commercial loan portfolios resulting from increased levels of loan originations. Interest income on mortgage-backed securities decreased $1.7 million to $11.5 million for the year ended September 30, 2000 from $13.2 million for the year ended September 30, 1999. This decrease was primarily the result of a $27.1 million decrease in the average balance to $180.5 million in 2000 from $207.5 million in 1999. The decrease in the average balance of mortgage-backed securities was primarily due to repayments. Other interest income, mainly consisting of interest on interest-bearing deposits in other banks and federal funds sold, decreased $1.7 million to $844,000 for the year ended September 30, 2000 from $2.5 million for the year ended September 30, 1999. This decrease was primarily the result of a $35.6 million decrease in the average balance to $15.4 million in 2000 from $51.0 million in 1999. The decrease in the average balance of interest-bearing deposits and federal funds sold was primarily due to the funding of the repurchase of the Company's common stock.

Interest Expense
Total interest expense increased to $55.2 million for the year ended September 30, 2000 from $48.8 million for the year ended September 30, 1999. This increase was due primarily to an increase in average interest-bearing

liabilities to $1.3 billion for the year ended September 30, 2000 from $1.2 billion for the year ended September 30, 1999. The average interest rate paid on interest-bearing liabilities was 4.36% for the year ended September 30, 2000 compared to 4.24% for the year ended September 30, 1999, an increase of 12 basis points. Interest expense on deposits increased $4.3 million to $42.0 million for the year ended September 30, 2000 from $37.7 million for the year ended September 30, 1999. This increase was a result of a $79.3 million increase in the average balance to $1 billion in 2000 from $953.2 million in 1999 and an increase of 11 basis points in the average interest rate paid to 4.07% for the year ended September 30, 2000 from 3.96% for the year ended September 30, 1999. The average deposit mix changed to 32.6% and 67.4% of core deposits and certificates, respectively, for the year ended September 30, 2000 from 30.7% and 69.3% for the same period in 1999. Interest expense on FHLB advances and other borrowings increased $2.1 million to $13.2 million for the year ended September 30, 2000 from $11.1 million for the year ended September 30, 1999. This increase was the result of an increase of $35.1 million in the average balance to $232.9 million in 2000 from $197.8 million in 1999 primarily due to proceeds from new short-term daily rate advances taken in order to fund short-term cash operating needs in 2000 and new long-term fixed rate advances taken in order to fund the purchase of mortgage-backed securities and investment securities in 1999.

Provision for Loan Losses

The provision for loan losses was $847,000 for the year ended September 30, 2000, compared to $816,000 for the year ended September 30, 1999. The provision for loan losses for the year ended September 30, 2000 was principally comprised of a credit of approximately $99,000 related to a decrease in the level of classified loans, a charge of approximately $876,000 due to overall loan portfolio growth and a charge of approximately $70,000 for net chargeoffs. The provision for loan losses for the year ended September 30, 1999 was principally comprised of a credit of approximately $511,000 related to a decrease in the level of classified loans, a charge of approximately $645,000 due to overall loan portfolio growth and a charge of approximately $682,000 for net chargeoffs. The allowance for loan losses was at $12.7 million and $12.0 million for September 30, 2000 and 1999, respectively. The allowance was 1.02% and 1.12% of total loans at September 30, 2000 and 1999, respectively and was 277.9% and 230.7% of classified loans at September 30, 2000 and 1999, respectively. While the Company's management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

Other Income

Other income increased by $1.6 million to $7.8 million for the year ended September 30, 2000 from $6.2 million for the year ended September 30, 1999. This increase is due primarily to an increase of $1.3 million in other fees and service charges, an increase of $247,000 in insurance commissions and fees and an increase of $165,000 in gain on the sale of premises and equipment partially offset by a decrease of $156,000 in income from real estate operations. Other fees and service charges, primarily from fees and service charges on deposit products, were $6.8 million and $5.5 million for the years ended September 30, 2000 and 1999, respectively. This increase was due primarily to the growth in transaction accounts. Insurance commissions and fees were $418,000 and $171,000 for the years ended September 30, 2000 and 1999, respectively. This increase was due primarily to the acquisition of two insurance agencies in 2000. Income from real estate operations was $249,000 and $405,000 for the years ended September 30, 2000 and 1999, respectively. This decrease was due primarily to a $211,000 increase in the provision for losses on real estate owned partially offset by an increase of $67,000 in gain on sale of real estate owned. The provision was $25,000 for the year ended September 30, 2000, compared to a credit of $186,000 for the comparable period in 1999.

Other Expense

Other expense increased by $2.6 million to $28.6 million for the year ended September 30, 2000 from $26.0 million for the year ended September 30, 1999. The increase was due primarily to an increase of $1.1 million in compensation and benefits, an increase of $763,000 in occupancy expense and an increase of $475,000 in other expenses. The increase in compensation and benefits is due primarily to annual salary increases and additional staff required to support the growth in loans and deposits. The increase in occupancy expense is due primarily to an increase in data processing equipment expense and expenses resulting from the addition of three new branch offices during the last fiscal year. The increase in other expense is due primarily to an increase of $215,000 in professional fees and other increases resulting from the growth in loans and deposits. The increase in professional fees is due primarily to fees paid to a consulting firm for a net interest margin and product pricing study.

Income Taxes

Income tax expense increased by $565,000 to $13.7 million for the year ended September 30, 2000 from $13.2 million for the year ended September 30, 1999, due primarily to an increase in pretax accounting income. The effective tax rates were 38.7% and 38.3% for the years ended September 30, 2000 and 1999, respectively.

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. The Bank will consider increasing its borrowings from the Federal Home Loan Bank of Atlanta from time to time as an alternative to increasing deposit account interest rates. In addition, the Bank holds unpledged fixed and adjustable rate mortgage-backed securities totaling $151.3 million at September 30, 2001 that could be used as collateral under repurchase transactions with securities dealers. Repurchase transactions serve as secured borrowings and provide a source of short-term liquidity for the Bank.

Net cash provided by the Company's operating activities (i.e. cash items affecting net income) was $28.5 million, $24.7 million, and $24.6 million for the years ended September 30, 2001, 2000 and 1999, respectively.

Net cash used by the Company's investing activities (i.e. cash used primarily from its investment securities, mortgage-backed securities and loan portfolios) was $104.3 million, $152.2 million, and $115.5 million for the years ended September 30, 2001, 2000 and 1999, respectively. The decrease in cash flows in 2001 was due primarily to a decrease of $30.6 million in the change in net loans, an increase of $39.3 million in proceeds from maturity of investment securities partially offset by a $26.1 million increase in the purchase of mortgage-backed securities. The increase in cash flows in 2000 was due primarily to an increase of $56.9 million in the change in net loans, a decrease of $29.3 million in proceeds from maturity of investment securities and a decrease of $16.1 million in the purchase of investment securities partially offset by a $70.1 million decrease in the purchase of mortgage-backed securities and a decrease of $42.2 million in proceeds from principal repayments from mortgage-backed securities.

Net cash provided by the Company's financing activities (i.e. cash receipts primarily from net increases (decreases) in deposits and net FHLB advances) was $138.8 million, $94.2 million, and $90.4 million for the years ended September 30, 2001, 2000, and 1999, respectively. The increase in cash flows in 2001 was due primarily to an increase of $75.6 million in net proceeds from long-term borrowings, a decrease of $19.4 million in the purchase of treasury stock partially offset by a decrease of $31.0 million in net proceeds from short-term borrowings and a decrease of $19.4 million in the change in deposits.

The Bank's liquid assets consist primarily of investment securities and cash. At September 30, 2001, the Bank had liquid assets of $139.4 million, with loan commitments of $63.1 million (consisting of unused lines of credit to homebuilders and residential and commercial loan commitments), letters of credit of $4 million and unfunded loans in process of $84.7 million (the latter consisting primarily of residential loans in process). In addition, the Bank had certain investments in mortgage-backed securities aggregating $153.7 million. The Bank intends to hold such investments in mortgage-backed securities until maturity. However, such investments may be used as collateral for borrowing as such need arises.

Harbor Florida Bancshares, Inc. (the holding company) has cash requirements to pay dividends to shareholders and the holding company's expenses. During 2001, the holding company expended $9.3 million for dividends and expenses. As of September 30, 2001, the holding company had $562,000 in cash and $4.9 million in available for sale securities and is eligible to receive dividends from the Bank in order to meet future cash requirements. Management believes that sufficient financial resources exist at the holding company level to meet its obligations for the next twelve months. As of September 30, 2001, $80 million was available for distribution from the Bank to the holding company without further regulatory approval.

Impact of New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", ("Statement 141") and SFAS No. 142, "Goodwill and Other Intangible Assets," ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Other intangible assets would continue to be amortized over their estimated useful lives. In the transition, any impairment losses will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

The Company is required to adopt the provisions of Statement 141 immediately and the Company plans to adopt Statement 142 effective October 1, 2001. As of the date of adoption, the Company expects to have unamortized goodwill in the amount of approximately $3,378,000 that will be subject to the transition provisions of Statements 141 and 142. Pursuant to Statement 142, the Company will no longer amortize goodwill. Amortization expense related to goodwill was approximately $300,000 and $223,000 for the years ended September 30, 2001 and

2000, respectively. Upon adoption, the Company does not expect to have a transitional impairment loss.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("Statement 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 is effective for fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("Statement 144") which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121") and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. While Statement 144 retains many of the fundamental provisions of Statement 121, it establishes a single accounting model for long-lived assets to be disposed of by sale, and resolves certain implementation issues not previously addressed by Statement 121. Statement 144 is effective for fiscal years beginning after December 15, 2001. This Statement is not expected to have a material impact on the Company's financial statements.

KPMG

Phillips Point East Tower, Suite 215
777 South Flagler Drive
West Palm Beach, Florida 33401

Board of Directors
Harbor Florida Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Harbor Florida Bancshares, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of Harbor Florida Bancshares, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbor Florida Bancshares, Inc. and subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

October 12, 2001

September 30, 2001 and 2000

	2001	2000
	(In thousands except share data)	
Assets		
Cash and amounts due from depository institutions	$ 41,134	$ 29,085
Interest-bearing deposits in other banks	51,658	729
Investment securities held to maturity (estimated market value of $220 and $200 at September 30, 2001 and 2000, respectively)	200	200
Investment securities available for sale at estimated market value	46,414	85,767
Mortgage-backed securities held to maturity (estimated market value of $156,900 and $161,853 at September 30, 2001 and 2000, respectively)	153,714	165,059
Loans held for sale (estimated market value of $5,512 and $2,548 at September 30, 2001 and 2000, respectively)	5,373	2,548
Loans, net	1,401,873	1,251,669
Accrued interest receivable	9,210	8,387
Real estate owned	917	871
Premises and equipment, net	24,101	21,121
Federal Home Loan Bank stock	15,027	12,500
Goodwill, net	3,378	3,430
Other assets	2,109	1,329
Total assets	$ 1,755,108	$ 1,582,695
Liabilities and Stockholders' Equity:		
Liabilities:		
Deposits	$ 1,200,092	$ 1,098,537
Short-term borrowings	10,043	18,000
Long-term debt	285,544	220,091
Advance payments by borrowers for taxes and insurance	22,915	20,688
Income taxes payable	4,138	435
Other liabilities	7,541	5,560
Total liabilities	1,530,273	1,363,311
Stockholders' Equity:		
Preferred stock; $.10 par value; authorized 10,000,000 shares; none issued and outstanding	—	—
Common stock; $.10 par value; authorized 70,000,000 shares; 31,210,415 shares issued and 24,423,896 outstanding at September 30, 2001 and 31,139,509 shares issued and 25,268,518 outstanding at September 30, 2000	3,121	3,114
Paid-in capital	192,537	191,291
Retained earnings	125,084	109,941
Accumulated other comprehensive income, net	1,602	233
Common stock purchased by:		
Employee stock ownership plan (ESOP)	(11,349)	(12,047)
Recognition and retention plan (RRP)	(4,547)	(5,385)
Treasury stock, at cost, 6,786,519 shares and 5,870,991 shares at September 30, 2001 and 2000, respectively	(81,613)	(67,763)
Total stockholders' equity	224,835	219,384
Total liabilities and stockholders' equity	$ 1,755,108	$ 1,582,695

See accompanying notes to consolidated financial statements.

Years ended September 2001, 2000, and 1999

	2001	2000	1999
	(In thousands except per share data)		
Interest income:			
Loans	$ **109,701**	$ 94,092	$ 82,107
Investment securities	**4,611**	5,849	6,107
Mortgage-backed securities	**9,517**	11,537	13,173
Other	**2,221**	844	2,497
Total interest income	**126,050**	112,322	103,884
Interest expense:			
Deposits	**50,404**	42,014	37,719
Other	**14,830**	13,201	11,121
Total interest expense	**65,234**	55,215	48,840
Net interest income	**60,816**	57,107	55,044
Provision for loan losses	**798**	847	816
Net interest income after provision for loan losses	**60,018**	56,260	54,228
Other income:			
Other fees and service charges	**8,450**	6,812	5,505
Insurance commissions and fees	**1,685**	418	171
Income from real estate operations	**294**	249	405
Gain on sale of mortgage loans	**321**	66	57
Gain on sale of securities	**889**	103	—
Gain on sale of premises and equipment	**671**	167	2
Other	**20**	36	36
Total other income	**12,330**	7,851	6,176
Other expenses:			
Compensation and employee benefits	**18,652**	16,503	15,413
Occupancy	**4,858**	4,185	3,422
Data processing services	**2,124**	1,764	1,490
Advertising and promotion	**1,014**	1,049	1,038
Other	**5,966**	5,143	4,668
Total other expense	**32,614**	28,644	26,031
Income before income taxes	**39,734**	35,467	34,373
Income tax expense	**15,626**	13,719	13,154
Net income	$ **24,108**	$ 21,748	$ 21,219
Net income per share:			
Basic	$ **1.04**	$ .89	$ .77
Diluted	$ **1.02**	$ .88	$ .76

See accompanying notes to consolidated financial statements.

Years ended September 30, 2001, 2000 and 1999

	Comprehensive Income	Common stock	Paid-in capital	Retained earnings
Balance at September 30, 1998		$ 3,091	$ 189,958	$ 83,355
Comprehensive income				
Net income	$ 21,219	—	—	21,219
Other comprehensive loss, net of tax:	(729)	—	—	—
Comprehensive income	$ 20,490			
Stock options exercised		19	383	—
Amortization of award of ESOP and RRP		—	515	—
Dividends paid		—	—	(8,089)
Tax benefit of stock plans		—	160	—
Purchase RRP shares		—	—	—
Purchase of treasury shares		—	—	—
Balance at September 30, 1999		$ 3,110	$ 191,016	$ 96,485
Comprehensive income				
Net income	21,748	—	—	21,748
Other comprehensive income, net of tax:	303	—	—	—
Comprehensive income	$ 22,051			
Stock options exercised		4	92	—
Amortization of award of ESOP and RRP		—	102	—
Dividends paid		—	—	(8,292)
Tax benefit of stock plans		—	188	—
Treasury Stock issued to purchase insurance agency		—	(107)	—
Purchase of treasury shares		—	—	—
Balance at September 30, 2000		$ 3,114	$ 191,291	$ 109,941
Comprehensive income				
Net income	$ 24,108	—	—	24,108
Other comprehensive income, net of tax:	1,369	—	—	—
Comprehensive income	$ 25,477			
Stock options exercised		7	419	—
Amortization of award of ESOP and RRP		—	460	—
Dividends paid		—	—	(8,965)
Tax benefit of stock plans		—	337	—
Treasury stock issued to purchase insurance agency		—	30	—
Purchase of treasury shares		—	—	—
Balance at September 30, 2001		$ 3,121	$ 192,537	$ 125,084

See accompanying notes to consolidated financial statements.

Accumulated other comprehensive income (loss)	Common stock purchased by ESOP	Common stock purchased by RRP	Treasury stock purchased	Total
(In thousands)				
$ 659	$ (13,344)	$ —	$ —	$ 263,719
—	—	—	—	21,219
(729)	—	—	—	(729)
—	—	—	—	402
—	598	913	—	2,026
—	—	—	—	(8,089)
—	—	—	—	160
—	—	(7,171)	—	(7,171)
—	—	—	(35,615)	(35,615)
$ (70)	$ (12,746)	$ (6,258)	$ (35,615)	$ 235,922
—	—	—	—	21,748
303	—	—	—	303
—	—	—	—	96
—	699	873	—	1,674
—	—	—	—	(8,292)
—	—	—	—	188
—	—	—	1,194	1,087
—	—	—	(33,342)	(33,342)
$ 233	$ (12,047)	$ (5,385)	$ (67,763)	$ 219,384
—	—	—	—	24,108
1,369	—	—	—	1,369
—	—	—	—	426
—	698	838	—	1,996
—	—	—	—	(8,965)
—	—	—	—	337
—	—	—	117	147
—	—	—	(13,967)	(13,967)
$ 1,602	$ (11,349)	$ (4,547)	$ (81,613)	$ 224,835

Years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Cash provided by operating activities:			
Net income	$ 24,108	$ 21,748	$ 21,219
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of investment securities available for sale	(889)	(103)	—
Gain on sale of premises and equipment	(671)	(167)	(2)
Gain on sale of real estate owned	(215)	(271)	(207)
Provision for loan losses	798	847	816
Provision for (recovery of) losses on real estate owned	4	25	(186)
Depreciation and amortization	2,588	2,358	2,259
ESOP forfeitures transferred to treasury stock	(17)	(23)	(44)
Accretion of discount on purchased loans	(6)	(13)	(13)
Deferred income tax benefit	(334)	(432)	(66)
Originations of loans held for sale	(31,846)	(6,023)	(9,408)
Proceeds from sale of loans held for sale	29,021	5,224	8,375
Increase in deferred loan fees and costs	2,164	1,592	2,156
(Increase) decrease in accrued interest receivable	(823)	(807)	292
Increase in other assets	(780)	(322)	(263)
Increase (decrease) in income taxes payable	4,040	601	(579)
Increase in other liabilities	1,364	468	216
Net cash provided by operating activities	28,506	24,702	24,565
Cash used by investing activities:			
Net increase in loans	(153,092)	(183,741)	(126,827)
Purchase of mortgage-backed securities	(26,112)	—	(70,074)
Proceeds from principal repayments of mortgage-backed securities	37,351	31,789	73,986
Proceeds from maturities and calls of investment securities held to maturity	—	10,715	20,000
Purchase of investment securities held to maturity	—	—	(915)
Proceeds from maturities and calls of investment securities available for sale	49,999	—	20,000
Proceeds from sale of investment securities available for sale	5,330	1,663	—
Purchase of investment securities available for sale	(12,764)	(10,613)	(25,805)
Proceeds from sale of real estate owned	1,826	1,626	1,818
Purchase of premises and equipment	(5,234)	(2,842)	(4,801)
Proceeds from sale of premises and equipment	915	278	118
FHLB stock purchase	(2,527)	(1,250)	(3,038)
Net cash (used by) provided by purchase of insurance agencies	(9)	158	—
Net cash used by investing activities	(104,317)	(152,217)	(115,538)

Years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Cash provided by financing activities:			
Net increase in deposits	**101,555**	120,942	59,469
Net proceeds from (payment of) short-term borrowings	**(18,000)**	13,000	—
Repayments of long-term borrowings	**(57)**	(8)	—
Net proceeds from long-term borrowings	**75,553**	—	80,000
Increase in advance payments by borrowers for taxes and insurance	**2,227**	1,737	1,343
Dividends paid	**(8,965)**	(8,292)	(8,089)
Common stock options exercised	**426**	96	402
Purchase of common stock by recognition and retention plan	—	—	(7,171)
Purchase of treasury stock	**(13,950)**	(33,319)	(35,571)
Net cash provided by financing activities	**138,789**	94,156	90,383
Net increase (decrease) in cash and cash equivalents	**62,978**	(33,359)	(590)
Cash and cash equivalents – beginning of year	**29,814**	63,173	63,763
Cash and cash equivalents – end of year	**$ 92,792**	$ 29,814	$ 63,173
Supplemental disclosures:			
Cash paid for:			
Interest	**$ 64,677**	$ 55,032	$ 48,435
Taxes	**11,920**	13,550	13,799
Noncash investing and financing activities:			
Additions to real estate acquired in settlement of loans through foreclosure	**2,635**	2,049	1,488
Sale of real estate owned financed by the Company	**974**	709	1,685
Change in unrealized gain (loss) on securities available for sale	**2,228**	496	(1,187)
Change in deferred taxes related to securities available for sale	**(859)**	(193)	458
Distribution of RRP shares	**838**	873	913
Tax benefit of stock plans credited to capital	**337**	188	160
Treasury stock issued to purchase insurance agency	**147**	1,087	—
Transfer to short-term borrowings from long-term debt	**10,043**	5,000	—
Note payable issued to purchase insurance agency	—	99	—

See accompanying notes to consolidated financial statements.

September 30, 2001, 2000, and 1999

(1) Summary of Significant Accounting Policies

(a) Nature of Business, Reorganization and Offering of Common Stock

Harbor Florida Bancshares, Inc. (the "Company" or "Bancshares") is the holding company for Harbor Federal Savings Bank (the "Bank"). The Company owns 100% of the Bank's common stock. Currently, it engages in no other significant activities beyond its ownership of the Bank's common stock. Consequently, its net income is derived from the Bank. The Bank provides a wide range of banking and related services and is engaged in the business of attracting deposits primarily from the communities it serves and using these and other funds to originate primarily one-to-four family first mortgage loans.

Prior to March 18, 1998, the Company's predecessor entity, Harbor Florida Bancorp, Inc. ("Bancorp"), was owned approximately 53.37% by Harbor Financial M.H.C. ("Mutual Holding Company") and 46.63% by public shareholders. On March 18, 1998, pursuant to a plan of conversion and reorganization, and after a series of transactions: (1) a new entity, Bancshares, became the surviving corporate entity, (2) Bancshares sold the ownership interest in Bancorp previously held by the Mutual Holding Company to the public in a subscription offering (the "Offering") (16,586,752 common shares at $10.00 resulting in net cash proceeds after costs and funding the ESOP (note 16) of approximately $150 million), (3) previous public shareholders of Bancorp had their shares exchanged into 14,112,400 common shares of Bancshares (exchange ratio of 6.0094 to 1) (the "Exchange"), and (4) the Mutual Holding Company ceased to exist. The total number of shares of common stock outstanding following the Offering and Exchange was 30,699,152. The reorganization was accounted for in a manner similar to a pooling of interests and did not result in any significant accounting adjustments. As a result of the reorganization, the consolidated financial statements for prior periods have been restated to reflect the changes in the par value of common stock from $.01 to $.10 per share and in the number of authorized shares of common stock from 13,000,000 to 70,000,000.

(b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Harbor Florida Bancshares, Inc., the Bank and the Bank's wholly owned subsidiaries. In consolidation, all significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted (GAAP) in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

As of September 30, 2001 substantially all of the Company's loans and investment in real estate owned are secured by real estate in the counties in which the Company has branch facilities: St. Lucie, Indian River, Brevard, Martin and Volusia Counties, Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in market conditions in the above counties. Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the above counties. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate owned. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(c) *Loan Origination and Commitment Fees and Related Costs*

Loan fees and certain direct loan origination costs are deferred, and the net amount is recognized in interest income using the interest method over the contractual life of the loans. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

(d) *Loan Interest Income*

The Company reverses accrued interest related to loans which are 90 days or more delinquent or placed on non-accrual status. Such interest is recorded as income when collected. Amortization of net deferred loan fees and accretion of discounts are discontinued for loans that are 90 days or more delinquent. Interest income on impaired loans is recognized on an accrual basis unless designated nonaccrual as noted above.

(e) *Investment and Mortgage Backed Securities*

Bonds, notes, and other debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Available-for-sale securities consist of bonds, notes, other debt securities and certain equity securities not classified as trading securities or held-to-maturity securities. Available-for-sale securities are reported at estimated market value and include securities that are being held for an unspecified period of time, such as those the Company would consider selling to meet liquidity needs or as part of the Company's risk management program. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a component of comprehensive income in stockholders' equity until realized.

Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary results in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

At September 30, 2001 and 2000, the Company had no commitments to sell investment or mortgage-backed securities.

(f) *Loans*

Loans are stated at unpaid principal balances, less loans in process, the allowance for loan losses and net deferred loan origination fees and discounts.

Discounts on mortgage loans are amortized to interest income using the interest method over the remaining period to contractual maturity.

The Company follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5). The following is a description of how each portion of the allowance for loan losses is determined.

The Company segregates the loan portfolio for loan loss purposes into the following broad segments: commercial real estate; residential real estate; commercial business; and consumer. The Company provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. (1) General loss percentages are established based upon historical analyses. (2) A supplemental portion of the allowance is established for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as: trends in delinquencies and nonaccruals; migration trends in the portfolio; trends in volume, terms, and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional and national economic conditions; concentrations of credit; and peer group comparisons.

Specific allowances are provided in the event that the specific collateral analysis on each classified loan indicates that the probable loss upon liquidation of collateral would be in excess of the general percentage allocation. The provision for loan losses is debited or credited in order to state the allowance for loan losses to the required level as determined above.

The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, the Company may measure impairment based on (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (b) the observable market price of the impaired loan, or (c) the fair value of the collateral of a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis, except for collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. In a troubled debt restructuring involving a restructured loan, the Company measures impairment by discounting the total expected future cash flows at the loan's original effective rate of interest.

(g) Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market, comprised of 1-4 family residential loans, are carried at the lower of cost or estimated market value, in the aggregate. Market value is determined by actual commitment or current FNMA rates. Net unrealized losses are recognized through a valuation allowance by charges to income.

(h) Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in income from real estate operations.

(i) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment is provided on the straight-line method over the estimated useful lives of the related assets. Estimated lives are three to fifty years for buildings and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining term of the related leases or their estimated useful lives.

Maintenance and repairs are charged to expense as incurred and improvements are capitalized. The cost and accumulated depreciation relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(j) Goodwill

Goodwill is amortized on a straight-line basis over its estimated useful life of 15 years. The Company assesses the recoverability of goodwill by determining whether the amortization over the remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of goodwill will be impacted if such estimated future operating cash flows are not achieved and any impairment will be evaluated based on projected discounted future operating cash flows.

(k) Income Taxes

The Company and its subsidiaries file consolidated income tax returns. The Company uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax bad debt reserve method previously available to thrift institutions was repealed for the Bank effective for the year beginning October 1, 1996. Consequently, the Bank changed from the reserve method to the specific charge-off method to compute its bad debt deduction for the tax year beginning October 1, 1996.

As a result of this change in accounting method, the Bank must recapture the portion of its bad debt reserve (other than the supplemental reserve) that exceeds its base year reserve (i.e., its tax reserve for the last tax year beginning before 1988). For financial statement purposes, the Bank has previously provided deferred taxes on the amount of the bad debt reserve in excess of the base year reserve. At the time the Bank was required to change its method of accounting, the total reserve subject to recapture and the base year reserve was approximately $6.8 million and $14.8 million, respectively.

The recapture amount resulting from the change in the method of accounting is required to be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Bank meets certain residential lending requirements, the commencement of the recapture period may be delayed until the first taxable year ending after December 31, 1997. The Bank met such requirements for the tax years beginning October 1, 1996 and 1997 and began the recapture in the tax year beginning October 1, 1998.

The Bank's base year reserve must be recaptured into taxable income as a result of certain non-dividend distributions. A distribution is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution it, together with all other such distributions during the taxable year, exceeds the Bank's current and post-1951 accumulated earnings and profits. The amount charged against the Bank's bad debt reserves in respect to a distribution, which is includible in gross income, will equal the amount of such distribution, increased by the amount of federal income tax resulting from such inclusion.

(l) Pension Plan

The Company's policy is to fund pension costs as they accrue based on normal cost.

(m) Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("Statement 123"). This standard allows the use of either the fair value based method described in Statement 123 or the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." ("APB 25") The Company has elected to continue accounting for stock based compensation under the APB 25 method and disclose the pro forma impact of Statement 123.

(n) Statement of Cash Flows

Cash equivalents include amounts due from banks and interest-bearing deposits in other banks. For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

(o) Net Income Per Share

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement 128"). Statement 128 is effective for financial statements issued for periods ending after December 15, 1997. Statement 128 replaced primary and fully diluted earnings per share ("EPS") with basic and diluted EPS. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options, convertible securities or warrants to issue common shares were exercised.

(p) Reclassification

Certain amounts included in the 2000 and 1999 consolidated financial statements have been reclassified in order to conform to the 2001 presentation.

(q) Derivative Instruments

The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133").

(r) New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", ("Statement 141") and SFAS No. 142, "Goodwill and Other Intangible Assets," ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Other intangible assets would continue to be amortized over their estimated useful lives. In the transition, any impairment losses will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

The Company is required to adopt the provisions of Statement 141 immediately and the Company plans to adopt Statement 142 effective October 1, 2001. As of the date of adoption, the Company expects to have unamortized goodwill in the amount of approximately $3,378,000 that will be subject to the transition provisions of Statements 141 and 142. Pursuant to Statement 142, the Company will no longer amortize goodwill. Amortization expense related to goodwill was approximately $300,000 and $223,000 for the years ended September 30, 2001 and 2000, respectively. Upon adoption, the Company does not expect to have a transitional impairment loss.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("Statement 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 is effective for fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("Statement 144") which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121") and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. While Statement 144 retains many of the fundamental provisions of Statement 121, it establishes a single accounting model for long-lived assets to be disposed of by sale, and resolves certain implementation issues not previously addressed by Statement 121. Statement 144 is effective for fiscal years beginning after December 15, 2001. This Statement is not expected to have a material impact on the Company's financial statements.

2) *Investment and Mortgage-backed Securities*

The amortized cost and estimated market value of investment and mortgage-backed securities at September 30, 2001 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
		(In thousands)		
Available for sale:				
FHLB notes	$ 29,839	$ 1,152	$ —	$ 30,991
FHLMC notes	10,089	369	—	10,458
	39,928	1,521	—	41,449
Equity securities	3,877	1,088	—	4,965
	43,805	2,609	—	46,414
Held to maturity:				
Municipal securities	200	20	—	220
	200	20	—	220
FHLMC mortgage-backed securities	87,698	1,535	—	89,233
FNMA mortgage-backed securities	66,016	1,651	—	67,667
	153,714	3,186	—	156,900
	$197,719	$ 5,815	$ —	$203,534

The amortized cost and estimated market value of investment and mortgage-backed securities at September 30, 2000 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(In thousands)			
Available for sale:				
FHLB notes	$ 59,718	$ 79	$ 498	$ 59,299
FNMA notes	19,990	—	51	19,939
	79,708	79	549	79,238
Equity securities	5,678	891	40	6,529
	85,386	970	589	85,767
Held to maturity:				
Municipal securities	200	—	—	200
	200	—	—	200
FHLMC mortgage-backed securities	75,288	244	2,187	73,345
FNMA mortgage-backed securities	89,771	189	1,452	88,508
	165,059	433	3,639	161,853
	$ 250,645	$ 1,403	$ 4,228	$ 247,820

The amortized cost and estimated market value of debt securities at September 30, 2001 and 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2001		2000	
	Amortized cost	**Estimated market value**	Amortized cost	Estimated market value
	(In thousands)			
Available for sale:				
Due in one year or less	**$ 10,000**	**$ 10,175**	$ 29,990	$ 29,846
Due in one to five years	**29,928**	**31,274**	49,718	49,392
	39,928	**41,449**	79,708	79,238
Held to maturity:				
Due in one year or less	**—**	**—**	—	—
Due after ten years	**200**	**220**	200	200
	200	**220**	200	200
FHLMC mortgage-backed securities	**87,698**	**89,233**	75,288	73,345
FNMA mortgage-backed securities	**66,016**	**67,667**	89,771	88,508
	153,714	**156,900**	165,059	161,853
	$193,842	**$198,569**	$ 244,967	$ 241,291

Gross realized gains and gross realized losses on sales of available for sale securities totaled $889,170 and -0- during 2001. Gross realized gains and gross realized losses on sales of available for sale securities totaled $103,279 and -0- during 2000. There were no sales of available for sale securities during 1999. As of September 30, 2001, the Company had pledged securities with a market value of $2,023,000 and a carrying value of $1,974,803 to collateralize the public funds on deposit. The Company had also pledged mortgage-backed securities with a market value of $621,000 and a carrying value of $593,000 to collateralize treasury, tax and loan accounts as of September 30, 2001.

(3) *Loans*

Loans at September 30, 2001 and 2000 are summarized below:

	2001	2000
	(Dollars in thousands)	
Mortgage loans:		
Construction 1-4 family	$ 119,648	$ 106,063
Permanent 1-4 family	1,016,248	899,229
Multi-family	21,314	20,474
Nonresidential	129,875	120,067
Land	51,196	54,731
Total mortgage loans	1,338,281	1,200,564
Other loans:		
Commercial	31,945	28,606
Home improvement	24,973	21,636
Manufactured housing	14,607	15,736
Other consumer	95,074	79,363
Total other loans	166,599	145,341
Total loans	1,504,880	1,345,905
Less:		
Loans in process	84,777	77,074
Net deferred loan fees and discounts	4,813	4,433
Allowance for loan losses	13,417	12,729
	103,007	94,236
Total loans, net	$ 1,401,873	$ 1,251,669
Weighted average yield	8.17%	8.07%

An analysis of the allowance for loan losses for the years ended September 30, 2001, 2000 and 1999 follows:

	2001	2000	1999
		(In thousands)	
Beginning balance	$ 12,729	$ 11,952	$ 11,818
Provision for loan losses	798	847	816
Charge-offs	(353)	(233)	(762)
Recoveries	243	163	80
Ending balance	$ 13,417	$ 12,729	$ 11,952

At September 30, 2001 and 2000, loans with unpaid principal balances of approximately $2,585,000 and $2,766,000, respectively, were 90 days or more contractually delinquent or on nonaccrual status. Interest income relating to nonaccrual loans not recognized for the years ended September 30, 2001, 2000 and 1999 totaled approximately $177,000, $159,000, and $184,000, respectively.

As of September 30, 2001 and 2000, approximately $2,011,000 and $2,463,000, respectively, of loans 90 days or more contractually delinquent were in the process of foreclosure.

The investment in impaired loans (primarily consisting of classified loans), other than those evaluated collectively for impairment, at September 30, 2001, 2000 and 1999 was $5,813,000, $3,748,000 and $4,511,000, respectively. The average recorded investment in impaired loans during the years ended September 30, 2001, 2000 and 1999 were approximately $4,949,000, $3,435,000 and $5,118,000, respectively. The total specific allowance for loan losses related to these loans was $-0- on September 30, 2001 and 2000. Interest income on impaired loans of approximately $437,000, $311,000 and $461,000 was recognized in the years ended September 30, 2001, 2000 and 1999, respectively.

As of September 30, 2001 and 2000, mortgage loans which had been sold on a recourse basis had outstanding principal balances of $644,000 and $985,000, respectively.

Accrued interest receivable at September 30, 2001 and 2000 is summarized below:

	2001	2000
	(In thousands)	
Loans	**$ 7,248**	$ 6,346
Investment securities	**858**	834
Mortgage-backed securities	**863**	965
FHLB stock dividends	**241**	242
	$ 9,210	$ 8,387

The Company is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of condition. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls the credit risk of these transactions through credit approvals, limits, and monitoring procedures. Such commitments are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Outstanding mortgage loan commitments (excluding loans in process), that generally expire in 60 days, amounted to approximately $28,679,000 ($17,701,000 fixed rate, interest rates from 6.24% to 9.00%) as of September 30, 2001. In addition, as of September 30, 2001, the Company had determined that $33,251,000 might be lent to certain home-builders on a variable rate and home-by-home basis, subject to underwriting and product approval by the Company. Outstanding other loan commitments as of September 30, 2001 were approximately $1,195,000.

(4) Loan Servicing

Mortgage loans, including those underlying pass through securities, serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans at September 30, 2001 and 2000 are summarized as follows:

	2001	2000
	(In thousands)	
FHLMC	$ 6,238	$ 8,432
FNMA	51,263	31,437
Other Investors	355	392
	$ 57,856	$ 40,261

At September 30, 2001 and 2000, collection of principal and interest to be remitted to FHLMC and FNMA and advance payment for taxes and insurance relating to FHLMC and FNMA serviced loans are reflected in the consolidated statements of financial condition as advance deposits by borrowers for taxes and insurance.

(5) Premises and Equipment

Premises and equipment at September 30, 2001 and 2000 are summarized as follows:

	2001	2000
	(In thousands)	
Land	$ 7,826	$ 6,841
Buildings and leasehold improvements	15,498	14,137
Furniture, fixtures and equipment	14,865	12,841
	38,189	33,819
Less accumulated depreciation and amortization	(14,088)	(12,698)
	$ 24,101	$ 21,121

Depreciation expense for the years ended September 30, 2001, 2000, and 1999 totaled $1,977,000, $1,725,000, and $1,473,000, respectively.

(6) Deposits

Deposits at September 30, 2001 and 2000 are summarized as follows.

	2001		2000	
	Amount	**Period-end weighted rate**	Amount	Period-end weighted rate
	(Dollars in thousands)			
Commercial checking	**$ 60,758**		$ 51,501	
Noninterest-bearing personal checking accounts	**61,357**		51,033	
NOW	**80,342**	**0.50%**	70,881	0.74%
Passbook	**96,516**	**1.05%**	95,431	1.58%
Money market checking	**1,768**	**1.28%**	1,398	1.27%
Money market investment	**126,686**	**2.56%**	93,825	4.54%
Official checks	**15,938**		11,729	
	443,365		375,798	
Certificate accounts:				
2.01 - 3.00%	**10,875**		103	
3.01 - 4.00%	**90,812**		5,081	
4.01 - 5.00%	**181,100**		124,393	
5.01 - 6.00%	**183,727**		300,063	
6.01 - 7.00%	**282,215**		279,215	
7.01 - 8.00%	**7,980**		13,866	
8.01 - 9.00%	**18**		18	
	756,727		722,739	
	$1,200,092		$1,098,537	
Weighted average interest rate	**3.81%**		4.42%	

Maturities of outstanding certificates of deposit at September 30, 2001 and 2000 are summarized as follows:

	2001	2000
	(In thousands)	
Less than one year	**$ 548,930**	$ 445,765
One to three years	**196,210**	263,648
Over three years	**11,587**	13,326
	$ 756,727	$ 722,739

The aggregate amount of certificates of deposit in amounts of $100,000 or more was approximately $108,421,000 and $83,795,000 at September 30, 2001 and 2000, respectively. Balances of individual certificates in excess of $100,000 are not federally insured.

Interest expense on deposits is summarized as follows:

	2001	2000	1999
		(In thousands)	
Passbook accounts	**$ 1,264**	$ 2,002	$ 1,993
NOW, money market checking, and money market investment accounts	**4,577**	2,466	1,781
Certificate accounts	**44,563**	37,546	33,945
	$ 50,404	$ 42,014	$ 37,719

Early withdrawal penalties for the years ended September 30, 2001, 2000 and 1999 aggregated $225,588, $282,540, and $194,563, respectively, and are netted against interest expense on certificate accounts.

Accrued interest payable of $302,397 and $342,364 at September 30, 2001 and 2000, respectively, is included in other liabilities.

(7) *Short-Term Borrowings*

At September 30, 2001, short-term borrowings from the Federal Home Loan Bank (FHLB) were comprised of a $10 million advance due June 30, 2002, with fixed terms and a fixed interest rate of 6.10%. Also included in short-term borrowings is a note payable, maturing August 2002, with a fixed interest rate of 8%, relating to the purchase of an insurance agency. The balance at September 30, 2001 was approximately $43,000.

At September 30, 2000, short-term borrowings from the Federal Home Loan Bank (FHLB) were comprised of a $5 million advance due September 30, 2001, with fixed terms and a fixed interest rate of 6.13%, and a $13 million daily advance, with interest at September 30, 2000 of 6.94%.

Information concerning short-term borrowings is summarized as follows:

	2001	2000
	(Dollars in thousands)	
Average balance during the year	$ 12,127	$ 7,944
Average interest rate during the year	6.81%	6.62%
Maximum month-end balance during the year	$ 31,000	$ 18,000

(8) *Long-Term Debt*

Advances from the Federal Home Loan Bank (FHLB) were $285.5 million and $220 million at September 30, 2001 and 2000, respectively. The debt is due at various dates through January 2021, with fixed terms and fixed interest rates ranging from 3.00% to 6.50%.

Pursuant to a collateral agreement with the FHLB, advances are secured by all stock in the FHLB and a blanket floating lien that requires the Company to maintain qualifying first mortgage loans as pledged collateral in an amount equal to, when discounted at 75% of the unpaid principal balances, the advances.

At September 30, 2001 and 2000, the FHLB advances have fiscal year maturity dates as follows:

	2001		2000	
	Amount	Weighted average rate	Amount	Weighted average rate
	(Dollars in thousands)			
Year ending September 30,				
2002	$ —		10,000	6.10%
2003	22,000	6.20%	22,000	6.20%
2004	25,000	5.80%	25,000	5.80%
2005	13,000	5.97%	13,000	5.97%
2006	5,000	5.95%	5,000	5.95%
2007 and after	220,544	5.20%	145,000	5.32%
	$285,544	5.38%	$ 220,000	5.55%

Of the FHLB advances due 2007 and after, the FHLB could call $85 million on specified dates in 2003, $60 million on specified dates in 2005, and $75 million on specified dates in 2006.

Other interest expense is summarized as follows:

	2001	2000	1999
		(In thousands)	
Advances from the FHLB	$ 14,817	$ 13,195	$ 11,117
Other	13	6	4
	$ 14,830	$ 13,201	$ 11,121

(9) *Income Taxes*

Income tax expense (benefit) for the years ended September 30, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ 13,712	$ 12,133	$ 11,430
State	2,248	2,018	1,790
	15,960	14,151	13,220
Deferred:			
Federal	(284)	(370)	(57)
State	(50)	(62)	(9)
	(334)	(432)	(66)
	$ 15,626	$ 13,719	$ 13,154

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at September 30, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Allowance for bad debts	$ 3,897	$ 3,157
Valuation of real estate owned	2	11
Deferred compensation	934	905
Total deferred tax assets	4,833	4,073
Deferred tax liability:		
Net deferred loan fees and costs	3,871	3,753
FHLB stock dividend	840	840
Premises and equipment depreciation difference	1,058	718
Installment sales	77	96
Total deferred tax liabilities	5,846	5,407
	1,013	1,334
Unrealized gain on available for sale securities	1,007	148
Net deferred tax liability	2,020	1,482
Less liability at beginning of year	(1,482)	(1,782)
Deferred taxes resulting from acquisition of insurance agency	(13)	61
Change in unrealized gain on available for sale securities	(859)	(193)
Benefit for deferred income taxes	$ (334)	$ (432)

Income tax expense on income from continuing operations is different than the amount computed by applying the United States Federal income tax rate of 35% for 2001, 2000 and 1999 to income from continuing operations before income taxes because of the following:

	2001	2000	1999
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax (net of Federal income tax benefit)	3.6	3.6	3.6
Other	.7	.1	(0.3)
Effective tax expense rate	39.3%	38.7%	38.3%

Deferred income taxes payable of approximately $2,020,000 and $1,482,000 at September 30, 2001 and 2000, respectively, are included in other liabilities.

Retained earnings at September 30, 2001 includes approximately $14,800,000 base year tax bad debt reserve for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $5,696,000 at September 30, 2001.

(10) Net Income per Share

Net income per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the twelve months ended September 30, 2001, 2000, and 1999. Adjustments have been made, where material, to give effect to the shares that would be outstanding, assuming the exercise of dilutive stock options, all of which are considered common stock equivalents.

	Years Ended September 30,		
	2001	2000	1999
Net income	$ 24,108,342	$ 21,748,045	$ 21,218,745
Weighted average common shares outstanding:			
Shares outstanding	24,350,618	25,730,986	29,044,075
Less weighted average uncommitted ESOP shares	(1,172,534)	(1,241,943)	(1,316,732)
Total	23,178,084	24,489,043	27,727,343
Basic earnings per share	$ 1.04	$ 0.89	$ 0.77
Weighted average common shares outstanding	23,178,084	24,489,043	27,727,343
Additional dilutive shares related to stock options	538,652	215,280	268,481
Total weighted average common shares and equivalents outstanding for diluted earnings per share computation	23,716,736	24,704,323	27,995,824
Diluted earnings per share	$ 1.02	$ 0.88	$ 0.76

Additional dilutive shares are calculated under the treasury stock method utilizing the average market value of the Company's stock for the period. For the year ended September 30, 2001 there were 1,746 common stock options and 555 unvested RRP shares that were antidilutive and therefore not included in the above calculation. For the year ended September 30, 2000, there were 143,900 common stock options and 23,304 unvested RRP shares that were antidilutive and therefore not included in the above calculation. For the year ended September 30, 1999, there were 72,500 shares of common stock options and no unvested RRP shares that were antidilutive and not included in the above calculation.

(11) Regulatory and Capital Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). During 2000, the minimum ratio for Tier 1 capital was adjusted from 4% to 3 % for savings associations that meet certain requirements. Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2001 and 2000, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For capital adequacy purpose		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2001						
Total capital						
(to risk-weighted assets)	**$202,510**	**19.87%**	**$ 81,527**	**>8.0%**	**$101,909**	**>10.0%**
Tier I (core) capital						
(to risk-weighted assets)	**190,933**	**18.74%**	**30,573**	**>3.0%**	**61,145**	**> 6.0%**
Tier I (core) capital						
(to adjusted tangible assets)	**190,933**	**10.93%**	**52,401**	**>3.0%**	**87,335**	**> 5.0%**
Tangible capital						
(to adjusted tangible assets)	**190,933**	**10.93%**	**26,200**	**>1.5%**	**n/a**	**n/a**
As of September 30, 2000						
Total capital						
(to risk-weighted assets)	$ 176,676	19.48%	$ 72,549	>8.0%	$ 90,687	>10.0%
Tier I (core) capital						
(to risk-weighted assets)	166,527	18.36%	27,206	>3.0%	54,412	> 6.0%
Tier I (core) capital						
(to adjusted tangible assets)	166,527	10.58%	47,205	>3.0%	78,675	> 5.0%
Tangible capital						
(to adjusted tangible assets)	166,527	10.58%	23,602	>1.5%	n/a	n/a

The certificate of incorporation of the Company provides that in no event shall any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of common stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit.

The Company has authorized but not issued preferred stock, subject to regulatory restrictions and determination of rights and preferences to be determined by the Board of Directors.

The Plan of Conversion (Note 1a) provided for the establishment of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) 100% of the Bank's retained earnings of $34.5 million at September 30, 1992, the date of the latest balance sheet contained in the final offering circular utilized in the Bank's initial public offering in the Mutual Holding Company reorganization, or (2) 53.41% of the Bank's total stockholders' equity as reflected in its latest balance sheet contained in the final prospectus utilized in the Offering plus the amounts distributed to Bancorp by the Bank at the formation of Bancorp in 1998. Each eligible Account Holder and Supplemental Eligible Account Holder, if such person were to continue to maintain such person's deposit account at the Bank, would be entitled, upon a complete liquidation of the Bank after the conversion, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Bank.

Applicable rules and regulations of the OTS impose limitations on dividends paid by the Bank. Within those limitations, certain "safe harbor" dividends are permitted; subject to providing the OTS at least 30 days' advance notice. The safe harbor amount is based upon an institution's regulatory capital level. Thrift institutions which have capital in excess of all capital requirements before and after the proposed dividend, are permitted to make capital distributions during any calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus one-half of the surplus over such institution's capital requirements at the beginning of the calendar year, or (ii) 75% of net income over the most recent four-quarter period. Additional restrictions would apply to an institution that does not meet its capital requirement before or after a proposed dividend. As of September 30, 2001, $80,004,000 was available for distribution from the Bank to the holding company without further regulatory approval.

(12) Commitments and Contingencies

At September 30, 2001, the Company had irrevocable letters of credit aggregating approximately $4,055,000.

The Company and subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and subsidiaries.

(13) Related Party Transactions

Directors, executive officers and principal stockholders of the Company had certain transactions with the Company in the ordinary course of business, as described below.

Loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons, did not involve more than normal risk of collectibility, and are performing as agreed.

The summary of changes in the related party loans follows:

	2001	2000	1999
		(In thousands)	
Outstanding loans — beginning of year	$ 1,802	$ 2,658	$ 1,882
New loans	224	5,655	6,525
Repayments	(278)	(6,511)	(5,749)
Outstanding balance — end of year	$ 1,748	$ 1,802	$ 2,658

Frank H. Fee, III, a director of the Company, is also President of the law firm of Fee & Koblegard, P.A, which does business under the registered name of Fee, Koblegard & DeRoss, a general practice law firm. The Company paid approximately $149,000, $177,000, and $126,000, of legal fees in the years ended September 30, 2001, 2000 and 1999, respectively, to this law firm.

Richard K. Davis, formerly a director of the Company, is also chairman of Richard K. Davis Construction Corp. ("Davis Construction"). In the year ended September 30, 2000, the Company paid Davis Construction a total of $201,229, respectively, for roof construction on branch facilities and tenant improvements on rental property.

During 2000, the Company purchased the Enns Agency, owned by Edward G. Enns, Chairman of the Company. (See Note 17.)

(14) Other Expense

Other expense for the years ended September 30, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
		(In thousands)	
Professional fees	**$ 586**	$ 772	$ 558
Deposit account losses	**781**	517	425
Postage	**566**	501	409
Telephone	**515**	394	353
Office supplies and forms	**483**	417	394
SAIF deposit insurance premium	**216**	299	552
Other	**2,819**	2,243	1,977
	$ 5,966	$ 5,143	$ 4,668

(15) *Disclosures about Fair Value of Financial Instruments*

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Amounts Due From Depository Institutions and Interest-Bearing Deposits in Other Banks – The carrying amount of these assets is a reasonable estimate of their fair value.

Investment Securities and Mortgage-Backed Securities Held to Maturity – Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investment Securities Available for Sale – Fair value equals carrying value, which equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans – The fair value of loans is estimated by discounting future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Deposits – The fair value of demand deposits, interest-bearing checking accounts, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances from the FHLB – The fair value of FHLB advances is estimated based on rates currently available to the Company for FHLB advances with similar terms and maturities.

Commitments to Extend Credit and Standby Letters of Credit – The fair value of commitments is insignificant.

The estimated fair values of the Company's financial instruments at September 30, 2001 and 2000 are as follows:

	2001		2000	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	(In thousands)			
Assets:				
Cash and amounts due from depository institutions	**$ 41,134**	**$ 41,134**	$ 29,085	$ 29,085
Interest-bearing deposits in other banks	**51,658**	**51,658**	729	729
Investment securities held to maturity	**200**	**220**	200	200
Investment securities available for sale	**46,414**	**46,414**	85,767	85,767
Mortgage-backed securities held to maturity	**153,714**	**156,900**	165,059	161,853
Loans held for sale	**5,373**	**5,512**	2,548	2,548
Loans	**1,415,290**	**1,452,881**	1,264,398	1,256,654
Less allowance for loan losses	**(13,417)**	**—**	(12,729)	—
Loans, net	**1,401,873**	**1,452,881**	1,251,669	1,256,654
Liabilities:				
Commercial checking, non-interest-bearing personal, NOW, passbook, money market accounts and official checks	**443,365**	**443,365**	375,798	375,798
Certificate accounts	**756,727**	**770,006**	722,739	719,232
Short term borrowings	**10,043**	**10,219**	18,000	17,973
Long term debt	**285,544**	**300,147**	220,091	212,870

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16) *Benefit Plans*

Employee Stock Ownership Plan

In January, 1994, as part of the reorganization to the stock form of ownership, the Company's Employee Stock Ownership Plan ("ESOP") purchased 900,208 shares of the Company's common stock at $1.664 per share, or $1,498,000, which was funded by a loan from an unaffiliated lender. In March 1998 as part of the reorganization and conversion of Harbor Financial, M.H.C., the Company's ESOP purchased 1,326,940 shares of the Company's common stock at $10 per share, which was funded by a loan from the Company. The ESOP covers all eligible employees of the Company age 21 and over. Dividends paid on unallocated shares reduce the Company's cash contribution to the ESOP. GAAP requires that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition. The ESOP's borrowing from the Company is eliminated in consolidation. At September 30, 2001, there were 868,068 allocated shares, 52,379 shares committed to be released, and 1,134,883 suspense (unallocated and not yet committed to be released) shares held by the ESOP. As shares are released, the Company recognizes compensation expense equal to the current market price of the shares. Allocated shares and shares committed to be released are included in the weighted average common shares outstanding used to compute earnings per share. Total compensation expense charged to earnings in the years ended September 30, 2001, 2000 and 1999, totaled $1,098,793, $802,072, and $1,101,982, respectively. At September 30, 2001, the fair value of the unallocated shares was $21,216,372.

Recognition and Retention Plans and Stock Option Plans

The Company's 1998 Stock Incentive Plan, adopted on September 18, 1998, authorizes the award of Recognition and Retention Plan Shares (RRP Shares) and the granting of options to purchase common stock. As of September 30, 2001, the Company has awarded 641,553 RRP shares at $10.96 average price per share totaling $7,033,942. The total award will be amortized as compensation expense ratably over the participants' vesting periods of 5 to 10 years. In November and December, 1998, the Company's Recognition and Retention Plan (RRP) purchased 663,470 shares from market sources at an average cost of $10.81 per share totaling $7,171,000 in order to fund the grants of RRP shares. Total compensation expense charged to earnings in the years ended September 30, 2001, 2000 and 1999, totaled $897,090, $871,121, and $924,354, respectively.

At September 30, 2001, the Company had stock option plans for the benefit of directors, officers, and other key employees of the Company. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans since stock option exercise prices are equal to market price at dates of grant. The number of shares of common stock reserved for issuance under the 1994 stock option plan is equal to 1,286,012 shares, or 9.6% of the total number of common shares issued in the minority offering pursuant to the Company's reorganization to the stock form of ownership. The number of shares of common stock reserved for issuance under the 1998 Stock Incentive Plan is equal to 1,658,675 or 5.40% of the outstanding shares of common stock as of the effective date of the plan. The stock options vest in equal installments over varying periods not to exceed 10 years, depending upon the individual's position in the Company. At September 30, 2001, 224,551 shares were available for future awards.

A summary of the Company's stock option plans is presented below:

	Years Ended September 30,					
	2001		2000		1999	
	Number	**Weighted average exercise price**	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding beginning of year	**1,595,594**	**$ 9.91**	1,716,425	$ 9.69	1,919,673	$ 8.90
Options granted	**113,547**	**$ 13.82**	88,175	$ 12.28	60,000	$ 11.86
Options exercised	**(70,906)**	**$ 6.00**	(39,542)	$ 2.42	(190,137)	$ 2.12
Options forfeited	**(82,331)**	**$ 10.89**	(169,464)	$ 10.67	(73,111)	$ 10.36
Options outstanding end of year	**1,555,904**	**$ 10.35**	1,595,594	$ 9.91	1,716,425	$ 9.69
Options exercisable at year-end	**612,866**		428,242		305,253	
Weighted average fair value of options granted during the year	**$ 4.20**		$ 4.48		$ 4.35	

The following table summarizes information about stock options outstanding at September 30, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding @ 9/30/01	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable @ 9/30/01	Weighted average exercise price
$1.664	86,344	2.3	$ 1.66	86,344	$ 1.66
$2.746 to 4.493	32,651	3.9	$ 3.87	32,651	3.87
$5.638 to 5.658	21,032	5.3	$ 5.66	—	—
$6.365 to 6.781	3,004	5.7	$ 6.41	—	—
$10.69 to 12.00	1,232,986	7.0	$10.76	485,897	10.72
$12.38 to 12.44	67,840	8.2	$12.42	7,974	12.38
$13.19 to 18.48	112,047	9.3	$14.16	—	—
Total	1,555,904			612,866	

Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value based method in Statement 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
		(In thousands except share data)		
Net income	As reported	**$ 24,108**	$ 21,748	$ 21,219
	Pro forma	**22,852**	20,565	20,119
Net income per share – basic	As reported	**1.04**	.89	.77
	Pro forma	**.99**	.84	.73
Net income per share – diluted	As reported	**1.02**	.88	.76
	Pro forma	**.96**	.83	.72

Only options granted after October 1, 1995 are included in pro forma amounts.

The option method used to calculate the Statement 123 compensation adjustment was the Binomial model with the following grant date fair values and assumptions:

Date of grant	Number of options granted	Grant date fair value	Exercise price	Risk free interest rate	Expected life (years)	Expected volatility	Expected dividend
01/06/96	27,038	$ 1.10	$ 4.49	5.421%	5	38.71	$ .27
11/27/96	6,009	1.21	5.64	5.912	5	29.89	.30
01/06/97	18,028	1.19	5.66	6.291	5	28.33	.30
06/16/97	2,704	1.50	6.37	6.276	5	30.71	.32
06/20/97	300	1.67	6.78	6.271	5	31.11	.32
07/08/98	15,000	4.68	12.00	5.433	5	32.66	.38
09/18/98	1,498,615	3.96	10.69	4.517	5	35.13	.38
12/08/98	1,500	4.21	10.94	4.379	5	36.20	.46
04/19/99	58,500	4.35	11.88	5.044	5	32.25	.46
12/08/99	53,131	4.60	12.44	6.050	5	33.90	.52
01/07/00	17,889	4.58	12.38	6.411	5	33.83	.52
01/21/00	10,000	4.65	12.38	6.632	5	33.33	.52
04/19/00	7,155	3.04	10.75	6.230	5	26.95	.52
12/06/00	66,547	3.71	13.19	5.257	5	27.44	.60
12/13/00	30,000	4.39	14.63	5.215	5	27.93	.60
02/14/01	4,500	4.83	15.06	5.013	5	30.94	.60
04/23/01	2,500	5.14	15.47	4.684	5	31.56	.60
06/26/01	10,000	6.39	18.48	4.713	5	30.87	.60

Other Plans

The Company has a noncontributory-defined benefit pension plan covering all full-time employees who have attained one year of service and 21 years of age. Pension expense was $12,000, $9,600, and $11,500, respectively, for the years ended September 30, 2001, 2000 and 1999. The plan is a multi-employer plan. Separate actuarial valuations are not made for each employer nor are plan assets so segregated. The assumed average rate of return used in determining the actuarial present value of accumulated plan benefits was 8%. The date of the most recent actuarial evaluation is July 1, 2000.

The Company's 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") covers all eligible employees of the Company age 21 and over. An eligible employee may elect to contribute to the 401(k) Plan in the form of deferrals of between 1% and 15% of the total compensation that would otherwise be payable to the employee. Employee contributions are fully vested and nonforfeitable at all times. The 401(k) Plan permits contributions by the Company. The Company currently makes matching contributions of 25% of the first 6% of each participant's contributions. For the years ended September 30, 2001, 2000 and 1999, the Company's matching contribution totaled approximately $111,000, $88,000, and $96,000, respectively.

The Company has a deferred compensation plan for Directors (the "Directors' Deferred Compensation Plan") who may elect to defer all or part of their annual director fees to fund the Directors' Deferred Compensation Plan. The plan provides that deferred fees are to earn interest at an annual rate equal to the 30-month certificate of deposit rate, adjusted and compounded quarterly. At September 30, 2001 and 2000, deferred directors' fees included in other liabilities aggregated $209,932 and $241,122, respectively. Directors may elect to have their deferred compensation balance invested in shares of the Company's common stock. Such purchases were approximately $168,000, $137,000, and $113,000, in 2001, 2000 and 1999, respectively. After purchase of shares of the Company's common stock, the Company's liability has been satisfied except for distribution of the shares to the director when he ceases to be a director. At September 30, 2001 and 2000, the Directors' Deferred Compensation Plan held 301,936 and 295,386 shares of the Company's common stock, respectively.

The Company also has a retirement plan for non-employee directors (the "Plan"). The annual basic benefit under the Plan is based on a percentage of the average three years director's fees preceding the termination of service multiplied by the number of years of service, not to exceed 50% of the average annual director's fees. During the years ended September 30, 2001, 2000 and 1999, the charge to earnings relating to the Plan was insignificant.

(17) *Acquisition of Insurance Agencies*

On July 3, 2000, the Bank acquired all of the outstanding common stock of Haynes and Haynes Insurance Company, a property and casualty insurance company located in Ft. Pierce, Florida, for approximately $1.1 million in common stock of the Company. The insurance company's name was subsequently changed to Harbor Insurance Agency, Inc.

Harbor Insurance Agency, Inc., a wholly owned subsidiary of the Bank, will continue to operate at Haynes and Haynes Insurance Company's location in Ft. Pierce, Florida. The principal owners and managers of Haynes and Haynes Insurance Company will continue as the management team for Harbor Insurance Agency, Inc.

On July 21, 2000, Harbor Insurance Agency completed the acquisition of certain assets of the Enns Agency for approximately $98,500 in cash and a $98,500 note payable. (See Note 7.) The Enns Agency was located in Ft. Pierce, Florida and specialized in property and casualty insurance. The Enns Agency was owned by Edward G. Enns, Chairman of the Company.

On February 6, 2001, Harbor Insurance Agency completed the acquisition of The Acker-Hall Insurance Agency for approximately $147,000 in common stock of the Company. The Acker-Hall Insurance Agency is located in Vero Beach, Florida and specializes in property and casualty insurance.

The acquisitions were accounted for using the purchase method. The results of operations of the insurance agencies acquired are included in the consolidated financial statements of the Company from the date of acquisition.

The fair value of assets acquired and liabilities assumed in conjunction with the acquisitions of the insurance agencies was as follows:

	2001	2000
	(In thousands)	
Cash	$ —	$ 292
Premises and equipment	1	6
Deferred tax asset	—	61
Goodwill	258	1,256
Other assets	—	1
Fair value of assets acquired	259	1,616
Other liabilities	112	332
Fair value of liabilities assumed	112	332
Fair value of net assets acquired	147	1,284
Acquisition costs	9	36
Purchase of insurance agencies	156	1,320
Cash acquired	—	292
Treasury shares issued	147	1,087
Notes Payable issued	—	99
Net cash used by (provided by) purchase of insurance agencies	$ 9	$ (158)

As of September 30, 2001, goodwill related to purchase of the insurance agencies is approximately $1.4 million.

The Company plans to adopt Statement 142 effective October 1, 2001 and will no longer amortize goodwill. (See note 1(r).)

(18) *Quarterly Results of Operations (Unaudited)*

The quarterly results of operations for the years ended September 30, 2001 and 2000 are as follows:

	For the three months ended fiscal 2001			
	September 30	**June 30**	**March 31**	**December 31**
	(In thousands except share data)			
Interest income	**$ 31,958**	**$ 31,995**	**$ 31,495**	**$ 30,602**
Interest expense	**15,955**	**16,606**	**16,590**	**16,083**
Net interest income	**16,003**	**15,389**	**14,905**	**14,519**
Provision for loan losses	**218**	**170**	**209**	**201**
Net interest income after provision for loan losses	**15,785**	**15,219**	**14,696**	**14,318**
Total other income	**2,778**	**3,182**	**2,711**	**3,659**
Total other expenses	**8,543**	**8,383**	**8,077**	**7,611**
Income before income taxes	**10,020**	**10,018**	**9,330**	**10,366**
Income tax	**3,980**	**3,946**	**3,658**	**4,042**
Net income	**$ 6,040**	**$ 6,072**	**$ 5,672**	**$ 6,324**
Net income per share				
Basic	**$ 0.26**	**$ 0.27**	**$ 0.24**	**$ 0.27**
Diluted	**$ 0.26**	**$ 0.25**	**$ 0.24**	**$ 0.27**

	For the three months ended fiscal 2000			
	September 30	June 30	March 31	December 31
	(In thousands except share data)			
Interest income	$ 29,655	$ 28,437	$ 27,283	$ 26,947
Interest expense	15,125	13,883	13,213	12,994
Net interest income	14,530	14,554	14,070	13,953
Provision for loan losses	210	244	189	204
Net interest income after provision for loan losses	14,320	14,310	13,881	13,749
Total other income	2,377	1,961	1,816	1,697
Total other expenses	7,337	7,070	7,199	7,038
Income before income taxes	9,360	9,201	8,498	8,408
Income tax	3,632	3,540	3,287	3,260
Net income	$ 5,728	$ 5,661	$ 5,211	$ 5,148
Net income per share				
Basic	$ 0.24	$ 0.24	$ 0.21	$ 0.20
Diluted	$ 0.24	$ 0.23	$ 0.21	$ 0.20

(19) Comprehensive Income

The Company's other comprehensive income or loss is summarized as follows for the years ended September 30, 2001, 2000 and 1999:

	2001	2000	1999
		(In thousands)	
Unrealized gains(losses) on securities available for sale:			
Unrealized holding gains (losses) arising during the period	$ 3,117	$ 599	$ (1,187)
Less: reclassification adjustment for net realized gain included in net income	889	103	—
Net unrealized gains and losses	2,228	496	(1,187)
Tax effect	859	193	(458)
Other comprehensive income (loss), net of tax	$ 1,369	$ 303	$ (729)

(20) Parent Company Financial Information

Condensed Statements of Financial Condition at September 30, 2001 and 2000 and Condensed Statements of Operations and Cash Flows for the years ended September 30, 2001, 2000 and 1999 are shown below (in thousands) for Bancshares:

Condensed Statements of Financial Condition

September 30, 2001 and 2000	2001	2000
	(In thousands)	
Assets:		
Cash deposited at Harbor Federal	$ 562	$ 4,024
Investment securities available for sale at market value	4,939	6,503
Investment in and advances to Harbor Federal	219,843	209,153
Income tax receivable from Harbor Federal	—	5
Accrued interest receivable	17	50
Total assets	$ 225,361	$ 219,735
Liabilities and Stockholders' Equity:		
Liabilities:		
Income tax payable to Harbor Federal	$ 85	$ —
Other liabilities	441	351
Total liabilities	526	351
Stockholders' Equity:	224,835	219,384
Total liabilities and stockholders' equity	$ 225,361	$ 219,735

Condensed Statements of Operations

Years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Interest on investment securities	$ 66	$ 214	$ 238
Total interest income	66	214	238
Gain on sale of securities available for sale	889	103	—
Total other income	889	103	—
Other expense			
Management fee to Harbor Federal	175	175	175
Other expenses	310	330	423
Total other expense	485	505	598
Income(loss) before income tax expense (benefit) and earnings of Harbor Federal	470	(188)	(360)
Income tax expense(benefit)	231	(63)	(136)
Income(loss) before earnings of Harbor Federal	239	(125)	(224)
Equity in net earnings of Harbor Federal	23,869	21,873	21,443
Net income	$ 24,108	$ 21,748	$ 21,219

Condensed Statements of Cash Flows

Years ended September 30, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Cash used by operating activities:			
Net income	$ 24,108	$ 21,748	$ 21,219
Adjustments to net income:			
Equity in earnings of Harbor Federal	(23,869)	(21,873)	(21,443)
Gain on sale of securities available for sale	(889)	(103)	—
(Increase) decrease in accrued interest receivable	33	11	(61)
Decrease in income tax receivable	5	6	23
Increase in income tax payable	85	—	—
(Increase) decrease in other assets	—	6	(6)
Increase in payable to Harbor Federal	175	175	175
Decrease in other liabilities	(1)	(10)	(56)
Net cash used by operating activities	(353)	(40)	(149)
Cash used by investing activities:			
Purchase of investment securities available for sale	(2,640)	(893)	(5,805)
Sale of investment securities available for sale	5,330	1,663	—
Net cash provided by (used by) investing activities	2,690	770	(5,805)
Cash provided by financing activities:			
Amounts received from Harbor Federal	16,707	35,000	54,000
Dividends paid	(8,965)	(8,292)	(8,089)
Purchase common stock to fund RRP Plan	—	—	(7,171)
Purchase treasury stock	(13,967)	(33,342)	(35,571)
Common stock options exercised	426	96	402
Net cash provided by (used by) financing activities	(5,799)	(6,538)	3,571
Net decrease in cash and cash equivalents	(3,462)	(5,808)	(2,383)
Cash and cash equivalents – beginning of year	4,024	9,832	12,215
Cash and cash equivalents – end of year	$ 562	$ 4,024	$ 9,832
Supplemental disclosures:			
Changes in unrealized gain (loss) on securities available for sale, net of tax	$ 1,369	$ 303	$ (729)
Amortization of stock benefit plans	1,996	1,674	2,026
Tax benefit of employee benefit plans	337	188	160
Distribution of RRP shares	838	873	913
ESOP forfeitures transferred to treasury stock	—	—	44
Treasury stock issued to purchase insurance agency	147	1,087	—

Corporate Headquarters

Harbor Florida Bancshares, Inc.,
Holding Company for:
Harbor Federal Savings Bank
100 South Second Street
Fort Pierce, Florida 34950
(561) 461-2414
Toll-free (800) 226-4375

Harbor Federal's World Wide Web Site

www.harborfederal.com

General Counsel

Fee, Koblegard & DeRoss
401-A South Indian River Drive
Fort Pierce, Florida 34950

Special Counsel

Nixon-Peabody, LLP
401 Ninth Street, NW
Suite 900
Washington, D.C. 20004

Independent Auditors

KPMG LLP
Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, Florida 33401

Stockholder Inquiries

Toni Santiuste
Investor Relations Coordinator
Harbor Federal Savings Bank
P.O. Box 249
Fort Pierce, Florida 34954-0249
Telephone: (561) 460-7002

Stock Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
Telephone: (800) 937-5449

Annual Report on Form 10-K

A copy of Harbor Florida Bancshares, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge by written or telephone request as set forth under Stockholder Inquiries above.

Stock Price Information

Harbor Florida Bancshares, Inc.'s common stock is traded on the NASDAQ National Market under the symbol "HARB". The common stock began trading on January 6, 1994.

The following table sets forth the high and low closing sales price and cash dividends paid per share of common stock for the four quarters of fiscal years 2001 and 2000.

	Low $	High $	Dividends
Fiscal 2001			
Fourth Quarter	16.56	19.98	.1000
Third Quarter	15.47	19.15	.1000
Second Quarter	14.00	16.38	.1000
First Quarter	11.63	14.94	.0875
Fiscal 2000			
Fourth Quarter	10.50	12.19	.0875
Third Quarter	9.94	11.31	.0875
Second Quarter	10.06	12.56	.0875
First Quarter	11.81	13.75	.0750

ANNUAL SHAREHOLDERS' MEETING

Annual Meeting

Friday, January 25, 2002
10:00 AM
Old City Hall
315 Avenue A
Fort Pierce, Florida 34950


HARBOR
FLORIDA
BANCSHARES
INC.